UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2012

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	x

(If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82.)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA	QUARTER: 03	YEAR: 2012
GRUPO TELEVISA, S.A.B.

STATEMENT OF FINANCIAL POSITION
AS OF SEPTEMBER 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR	END OF PREVIOUS YEAR	START PREVIOUS YEAR
		AMOUNT	AMOUNT	AMOUNT
10000000	TOTAL ASSETS	147,369,975	153,969,291	136,423,032
11000000	CURRENT ASSETS	42,886,751	50,659,758	59,775,967
11010000	CASH AND AVAILABLE INVESTMENTS	16,693,194	16,275,924	20,942,531
11020000	SHORT-TERM INVESTMENTS	4,892,184	5,422,563	10,446,840
11020010	FINANCIAL INSTRUMENTS AVAILABLE FOR SALE	0	0	0
11020020	FINANCIAL INSTRUMENTS FOR NEGOTIATION	0	0	0
11020030	FINANCIAL INSTRUMENTS HELD TO MATURITY	4,892,184	5,422,563	10,446,840
11030000	CUSTOMER (NET)	9,933,108	19,243,712	17,701,125
11030010	CUSTOMER	12,086,558	21,025,382	19,279,862
11030020	ALLOWANCE FOR DOUBTFUL ACCOUNTS	-2,153,450	-1,781,670	-1,578,737
11040000	OTHER ACCOUNTS RECEIVABLE (NET)	3,427,440	2,908,866	4,308,780
11040010	OTHER ACCOUNTS RECEIVABLE	3,911,262	3,430,938	4,756,480
11040020	ALLOWANCE FOR DOUBTFUL ACCOUNTS	-483,822	-522,072	-447,700
11050000	INVENTORIES	1,627,083	1,383,822	1,254,536
11051000	BIOLOGICAL ASSETS CURRENT	0	0	0
11060000	OTHER CURRENT ASSETS	6,313,742	5,424,871	5,122,155
11060010	ADVANCE PAYMENTS	1,234,016	810,942	619,328
11060020	DERIVATIVE FINANCIAL INSTRUMENTS	3,372	99,737	0
11060030	ASSETS AVAILABLE FOR SALE	0	0	0
11060040	DISCONTINUED OPERATIONS	0	0	0
11060050	RIGHTS AND LICENSING	0	0	0
11060060	OTHER	5,076,354	4,514,192	4,502,827
12000000	NON-CURRENT ASSETS	104,483,224	103,309,533	76,647,065
12010000	ACCOUNTS RECEIVABLE (NET)	334,775	253,795	67,763
12020000	INVESTMENTS	42,372,224	44,020,505	21,757,818
12020010	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES	21,971,915	3,431,630	3,230,328
12020020	HELD-TO-MATURITY DEBT SECURITIES	516,459	543,581	935,494
12020030	OTHER AVAILABLE- FOR- SALE INVESTMENTS	2,680,286	2,812,200	2,922,625
12020040	OTHER	17,203,564	37,233,094	14,669,371
12030000	PROPERTY, PLANT AND EQUIPMENT (NET)	42,084,146	40,874,886	37,632,378
12030010	BUILDINGS	15,191,104	15,640,610	15,367,086
12030020	MACHINERY AND INDUSTRIAL EQUIPMENT	56,561,190	55,880,030	48,724,302
12030030	OTHER EQUIPMENT	6,920,188	7,473,001	7,012,452
12030040	ACCUMULATED DEPRECIATION	-41,214,328	-41,735,471	-36,331,744
12030050	CONSTRUCTION IN PROGRESS	4,625,992	3,616,716	2,860,282
12040000	INVESTMENT PROPERTIES	0	0	0
12050000	NON-CURRENT BIOLOGICAL ASSETS	0	0	0
12060000	INTANGIBLE ASSETS (NET)	10,166,385	10,673,931	11,170,036
12060010	GOODWILL	2,571,632	2,571,942	2,677,551
12060020	TRADEMARKS	1,759,339	1,749,765	1,749,493
12060030	RIGHTS AND LICENSING	610,208	752,899	784,266
12060031	CONCESSIONS	3,649,177	3,650,964	3,507,170
12060040	OTHER	1,576,029	1,948,361	2,451,556
12070000	DEFERRED TAX ASSETS	1,374,521	451,885	0
12080000	OTHER NON-CURRENT ASSETS	8,151,173	7,034,531	6,019,070
12080001	ADVANCE PAYMENTS	0	0	0
12080010	DERIVATIVE FINANCIAL INSTRUMENTS	5,037	45,272	189,400
12080020	EMPLOYEE BENEFITS	73,996	105,090	170,585
12080021	ASSETS AVAILABLE FOR SALE	0	0	0
12080030	DISCONTINUED OPERATIONS	0	0	0
12080040	DEFERRED ASSETS (NET)	0	0	0
12080050	OTHER	8,072,140	6,884,169	5,659,085
20000000	TOTAL LIABILITIES	81,980,611	94,879,916	83,129,486
21000000	CURRENT LIABILITIES	25,110,576	36,001,984	33,308,410
21010000	BANK LOANS	175,610	1,019,872	429,424
21020000	STOCK MARKET LOANS	0	0	889,066
21030000	OTHER LIABILITIES WITH COST	344,402	531,891	430,137
21040000	SUPPLIERS	8,248,912	7,687,518	7,472,253
21050000	TAXES PAYABLE	1,272,473	1,388,242	1,443,887
21050010	INCOME TAXES PAYABLE	702,548	822,947	973,498
21050020	OTHER TAXES PAYABLE	569,925	565,295	470,389
21060000	OTHER CURRENT LIABILITIES	15,069,179	25,374,461	22,643,643
21060010	INTEREST PAYABLE	785,001	792,645	750,743
21060020	DERIVATIVE FINANCIAL INSTRUMENTS	3,319	0	74,329
21060030	DEFERRED INCOME	10,143,166	20,926,324	18,587,871
21060050	EMPLOYEE BENEFITS	523,508	252,492	199,638
21060060	PROVISIONS	635,126	0	0
21060061	LIABILITIES RELATED TO CURRENT AVAILABLE FOR SALE ASSETS	0	0	0
21060070	DISCONTINUED OPERATIONS	0	0	0
21060080	OTHER	2,979,059	3,403,000	3,031,062
22000000	NON-CURRENT LIABILITIES	56,870,035	58,877,932	49,821,076
22010000	BANK LOANS	13,229,662	13,182,895	7,280,460
22020000	STOCK MARKET LOANS	39,458,721	41,612,019	38,299,213
22030000	OTHER LIABILITIES WITH COST	83,602	201,844	349,674
22040000	DEFERRED TAX LIABILITIES	0	0	195,927
22050000	OTHER CURRENT-NON LIABILITIES	4,098,050	3,881,174	3,695,802
22050010	DERIVATIVE FINANCIAL INSTRUMENTS	383,220	310,604	103,528
22050020	DEFERRED INCOME	679,795	460,000	495,508
22050040	EMPLOYEE BENEFITS	0	0	0
22050050	PROVISIONS	64,552	0	0
22050051	LIABILITIES RELATED TO NON-CURRENT AVAILABLE FOR SALE ASSETS	0	0	0
22050060	DISCONTINUED OPERATIONS	0	0	0
22050070	OTHER	2,970,483	3,110,570	3,096,766
30000000	STOCKHOLDERS' EQUITY	65,389,364	59,089,375	53,293,546
30010000	CONTROLLING INTEREST	57,226,079	51,775,184	44,664,815
30030000	SOCIAL CAPITAL	4,978,126	5,040,808	4,883,782
30040000	SHARES REPURCHASED	-13,303,444	-15,971,710	-6,156,625
30050000	PREMIUM ON ISSUANCE OF SHARES	15,889,819	15,889,819	3,844,524
30060000	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0
30070000	OTHER CAPITAL CONTRIBUTED	0	0	0
30080000	RETAINED EARNINGS (ACCUMULATED LOSSES)	48,118,953	45,492,624	41,546,599
30080010	LEGAL RESERVE	2,139,007	2,139,007	2,135,423
30080020	OTHER RESERVES	0	0	0
30080030	RETAINED EARNINGS	44,606,901	40,872,689	42,230,322
30080040	NET INCOME FOR THE YEAR	5,762,560	6,665,936	0
30080050	OTHER	-4,389,515	-4,185,008	-2,819,146
30090000	OTHER ACCUMULATED COMPREHENSIVE RESULT (NET OF TAX)	1,542,625	1,323,643	546,535
30090010	EARNINGS PER PROPERTY REASSESSMENT	0	0	0
30090020	ACTUARIAL EARNINGS (LOSS) FOR LABOR OBLIGATIONS	2,218	2,218	0
30090030	RESULT FOR FOREIGN CURRENCY CONVERSION	-63,302	162,371	0
30090040	CHANGES IN THE VALUATION OF AVAILABLE FOR SALE FINANCIAL ASSETS	260,687	213,170	502,745
30090050	CHANGES IN THE VALUATION OF DERIVATIVE FINANCIAL INSTRUMENTS	-166,930	-57,533	-103,519
30090060	CHANGES IN FAIR VALUE OF OTHER ASSETS	1,353,896	893,422	0
30090070	PARTICIPATION IN OTHER COMPREHENSIVE INCOME OF ASSOCIATES AND JOINT VENTURES	156,056	109,995	147,309
30090080	OTHER COMPREHENSIVE RESULT	0	0	0
30020000	NON-CONTROLLING INTEREST	8,163,285	7,314,191	8,628,731

DATA INFORMATION
AS OF SEPTEMBER 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
REF	CONCEPTS	CURRENT YEAR	END OF PREVIOUS YEAR	START PREVIOUS YEAR
		AMOUNT	AMOUNT	AMOUNT
91000010	FOREIGN CURRENCY LIABILITIES SHORT-TERM	4,772,728	5,229,595	7,027,829
91000020	FOREIGN CURRENCY LIABILITIES LONG-TERM	27,216,687	28,044,835	27,790,401
91000030	CAPITAL STOCK NOMINAL	2,494,410	2,525,818	2,368,792
91000040	RESTATEMENT OF CAPITAL STOCK	2,483,716	2,514,990	2,514,990
91000050	PENSIONS AND SENIORITY PREMIUMS	1,843,173	1,796,793	1,807,340
91000060	EXECUTIVES (*)	42	39	41
91000070	EMPLOYEES (*)	27,812	26,275	24,698
91000080	WORKERS (*)	0	0	0
91000090	OUTSTANDING SHARES (*)	334,112,932,101	330,862,122,669	325,023,045,906
91000100	REPURCHASED SHARES (*)	28,316,955,030	36,131,302,662	21,518,779,425
91000110	RESTRICTED CASH (1)	0	0	0
91000120	DEBT OF NON-CONSOLIDATED COMPANIES GUARANTEED	0	0	0

(1) THIS CONCEPT MUST BE COMPLETED WHEN THEY HAVE PROVIDED GUARANTEES AFFECTING CASH AND CASH EQUIVALENTS
(*) DATA IN UNITS

STATEMENTS OF COMPREHENSIVE INCOME
FOR THE NINE AND THREE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR		PREVIOUS YEAR
		CUMULATIVE	QUARTER	CUMULATIVE	QUARTER
40010000	NET INCOME	49,497,953	17,357,531	44,288,771	15,963,451
40010010	SERVICES	38,591,833	13,713,563	35,032,198	12,743,346
40010020	SALE OF GOODS	1,529,713	534,765	1,346,424	459,973
40010030	INTERESTS	0	0	0	0
40010040	ROYALTIES	3,707,504	1,107,732	3,007,889	1,071,236
40010050	DIVIDENDS	0	0	0	0
40010060	LEASE	5,668,903	2,001,471	4,902,260	1,688,896
40010061	CONSTRUCTION	0	0	0	0
40010070	OTHER	0	0	0	0
40020000	COST OF SALES	26,267,151	8,991,746	23,907,867	8,226,622
40021000	GROSS PROFIT (LOSS)	23,230,802	8,365,785	20,380,904	7,736,829
40030000	GENERAL EXPENSES	9,981,598	3,241,494	8,876,820	3,058,800
40040000	INCOME (LOSS) BEFORE OTHER INCOME AND EXPENSES, NET	13,249,204	5,124,291	11,504,084	4,678,029
40050000	OTHER INCOME AND (EXPENSE), NET	-433,281	-260,220	-375,872	-199,557
40060000	OPERATING INCOME (LOSS) (*)	12,815,923	4,864,071	11,128,212	4,478,472
40070000	FINANCE INCOME	827,056	444,005	724,952	269,079
40070010	INTEREST INCOME	721,031	212,629	724,952	269,079
40070020	FOREIGN EXCHANGE GAIN, NET	13,572	9,578	0	0
40070030	DERIVATIVES GAIN, NET	92,453	221,798	0	0
40070040	EARNINGS PER CHANGES IN FAIR VALUE OF FINANCIAL INSTRUMENTS	0	0	0	0
40070050	OTHER	0	0	0	0
40080000	FINANCE EXPENSE	4,159,887	1,064,957	4,386,239	1,655,224
40080010	INTEREST EXPENSE	3,226,887	1,064,957	3,027,154	1,123,089
40080020	FOREIGN EXCHANGE LOSS, NET	0	0	389,370	404,751
40080030	DERIVATIVES LOSS, NET	0	0	969,715	127,384
40080050	LOSS FAIR VALUE CHANGE IN FINANCIAL INSTRUMENTS	933,000	0	0	0
40080060	OTHER	0	0	0	0
40090000	FINANCE INCOME (EXPENSE) NET	-3,332,831	-620,952	-3,661,287	-1,386,145
40100000	PARTICIPATION IN THE RESULTS OF ASSOCIATES AND JOINT VENTURES	-233,830	-209,122	-317,786	-86,750
40110000	INCOME (LOSS) BEFORE INCOME TAXES	9,249,262	4,033,997	7,149,139	3,005,577
40120000	INCOME TAXES	2,285,248	809,450	1,778,079	778,283
40120010	INCOME TAX, CURRENT	3,203,543	1,140,350	2,301,340	966,509
40120020	INCOME TAX, DEFERRED	-918,295	-330,900	-523,261	-188,226
40130000	INCOME (LOSS) FROM CONTINUING OPERATIONS	6,964,014	3,224,547	5,371,060	2,227,294
40140000	INCOME (LOSS) FROM DISCONTINUED OPERATIONS, NET	0	0	0	0
40150000	NET INCOME (LOSS)	6,964,014	3,224,547	5,371,060	2,227,294
40160000	NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTEREST	1,201,454	364,186	906,936	205,402
40170000	NET INCOME ATTRIBUTABLE TO CONTROLLING INTEREST	5,762,560	2,860,361	4,464,124	2,021,892

40180000	INCOME (LOSS) PER BASIC SHARE	2.03	1.01	1.59	0.72
40190000	INCOME (LOSS) PER DILUTED SHARE	1.86	0.92	1.52	0.74

STATEMENTS OF COMPREHENSIVE INCOME
OTHER COMPREHENSIVE INCOME (NET OF INCOME TAXES)
FOR THE NINE AND THREE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR		PREVIOUS YEAR
		CUMULATIVE	QUARTER	CUMULATIVE	QUARTER
40200000	NET INCOME (LOSS)	6,964,014	3,224,547	5,371,060	2,227,294
	ITEMS NOT BE RECLASSIFIED INTO RESULTS
40210000	EARNINGS PER PROPERTY REASSESSMENT	0	0	0	0
40220000	ACTUARIAL EARNINGS (LOSS) FOR LABOR OBLIGATIONS	0	0	0	0
40220100	PARTICIPATION IN RESULTS FOR REVALUATION OF PROPERTIES OF ASSOCIATES AND JOINT VENTURES	0	0	0	0
	ITEMS THAT MAY BE SUBSEQUENTLY RECLASSIFIED INTO RESULTS
40230000	RESULT FOR FOREIGN CURRENCY CONVERSION	-255,225	-166,240	207,924	306,472
40240000	CHANGES IN THE VALUATION OF AVAILABLE FOR SALE FINANCIAL ASSETS	47,517	267,867	-380,128	-175,243
40250000	CHANGES IN THE VALUATION OF DERIVATIVE FINANCIAL INSTRUMENTS	-109,397	-9,058	106,808	85,991
40260000	CHANGES IN FAIR VALUE OF OTHER ASSETS	460,474	452,760	-30,024	45,864
40270000	PARTICIPATION IN OTHER COMPREHENSIVE INCOME OF ASSOCIATES AND JOINT VENTURES	46,061	-18,290	-34,895	-20,054
40280000	OTHER COMPREHENSIVE INCOME	0	0	0	0
40290000	TOTAL OTHER COMPREHENSIVE INCOME	189,430	527,039	-130,315	243,030

40300000	NET INCOME (LOSS) INTEGRAL	7,153,444	3,751,586	5,240,745	2,470,324
40320000	INCOME (LOSS) INTEGRAL ATTRIBUTABLE TO NON-CONTROLLING INTEREST	1,171,902	340,934	930,108	177,492
40310000	INCOME (LOSS) INTEGRAL ATTRIBUTABLE TO CONTROLLING INTEREST	5,981,542	3,410,652	4,310,637	2,292,832

STATEMENTS OF COMPREHENSIVE INCOME
DATA INFORMATION
FOR THE NINE AND THREE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR		PREVIOUS YEAR
		CUMULATIVE	QUARTER	CUMULATIVE	QUARTER
92000010	OPERATING DEPRECIATION AND AMORTIZATION	6,174,626	2,105,258	5,388,008	1,829,775
92000020	EMPLOYEES' PROFIT SHARING, CURRENT	10,563	2,252	17,087	5,992

STATEMENTS OF COMPREHENSIVE INCOME
DATA INFORMATION (TWELVE MONTHS)
FOR THE NINE AND THREE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
REF	ACCOUNT / SUBACCOUNT	YEAR
		CURRENT	PREVIOUS
92000030	NET INCOME (**)	67,790,723	0
92000040	OPERATING INCOME (LOSS) (**)	17,961,387	0
92000050	CONTROLLING INTEREST NET INCOME (LOSS) (**)	7,964,372	0
92000060	NET INCOME (LOSS) (**)	9,550,269	0
92000070	OPERATING DEPRECIATION AND AMORTIZATION (**)	8,148,170	0

(**) INFORMATION FOR THE LAST TWELVE MONTHS

STATEMENTS OF CASH FLOWS (INDIRECT METHOD)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR	PREVIOUS YEAR
		AMOUNT	AMOUNT
OPERATING ACTIVITIES
50010000	INCOME (LOSS) BEFORE INCOME TAXES	9,249,262	7,149,139
50020000	+ (-) ITEMS NOT REQUIRING CASH	683,353	620,392
50020010	+ ESTIMATES FOR THE PERIOD	547,211	561,142
50020020	+ PROVISIONS FOR THE PERIOD	0	0
50020030	+ (-) OTHER UNREALIZED ITEMS	136,142	59,250
50030000	+(-) ITEMS RELATED TO INVESTING ACTIVITIES	8,019,546	3,090,629
50030010	+ DEPRECIATION AND AMORTIZATION FOR THE PERIOD	6,174,626	5,388,008
50030020	(-) + GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
50030030	+ (-) LOSS (REVERSION) IMPAIRMENT	0	0
50030040	(-) + EQUITY IN RESULTS OF AFFILIATES AND JOINT VENTURES	233,830	317,786
50030050	(-) DIVIDENDS RECEIVED	0	0
50030060	(-) INTEREST INCOME	(87,334)	(222,911)
50030070	(-) FOREIGN EXCHANGE FLUCTUATION	1,675,071	(2,479,504)
50030080	(-) + OTHER ITEMS	23,353	87,250
50040000	+ (-) ITEMS RELATED TO FINANCING ACTIVITIES	2,357,668	7,531,871
50040010	(+) ACCRUED INTEREST	3,178,680	2,981,805
50040020	(+) FOREIGN EXCHANGE FLUCTUATION	(2,133,606)	3,334,322
50040030	(+) FINANCIAL OPERATIONS OF DERIVATIVES	840,547	727,210
50040040	+ (-) OTHER ITEMS	472,047	488,534
50050000	CASH FLOW BEFORE INCOME TAX	20,309,829	18,392,031
50060000	CASH FLOWS PROVIDED OR USED IN OPERATION	(6,783,915)	(6,450,017)
50060010	+ (-) DECREASE (INCREASE) IN CUSTOMERS	8,757,987	6,577,327
50060020	+ (-) DECREASE (INCREASE) IN INVENTORIES	(1,793,637)	(1,101,871)
50060030	+(-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLES AND OTHER ASSETS	(1,019,899)	(300,911)
50060040	+ (-) INCREASE (DECREASE) IN SUPPLIERS	533,784	(172,049)
50060050	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(10,054,649)	(9,276,780)
50060060	+ (-) INCOME TAXES PAID OR RETURNED	(3,207,501)	(2,175,733)
50070000	NET CASH FLOWS FROM OPERATING ACTIVITIES	13,525,914	11,942,014
INVESTING ACTIVITIES
50080000	NET CASH FLOWS FROM INVESTING ACTIVITIES	(7,341,092)	(14,461,779)
50080010	(-) PERMANENT INVESTMENTS IN SHARES	(391,867)	(643,999)
50080020	+ DISPOSITION OF PERMANENT INVESTMENT IN SHARES	0	0
50080030	(-) INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	(7,230,339)	(6,313,045)
50080040	+ SALE OF PROPERTY, PLANT AND EQUIPMENT	440,385	694,862
50080050	(-) TEMPORARY INVESTMENTS	(285,776)	(240,830)
50080060	+ DISPOSITION OF TEMPORARY INVESTMENTS	635,202	5,583,371
50080070	(-) INVESTMENT IN INTANGIBLE ASSETS	(54,204)	(49,803)
50080080	+ DISPOSITION OF INTANGIBLE ASSETS	0	0
50080090	(-) BUSINESS ACQUISITIONS	0	0
50080100	+ BUSINESS DISPOSITIONS	0	0
50080110	+ DIVIDEND RECEIVED	0	66,310
50080120	+ INTEREST RECEIVED	0	0
50080130	+ (-) DECREASE (INCREASE) IN ADVANCES AND LOANS TO THIRD PARTIES	0	0
50080140	+ (-) OTHER ITEMS	(454,493)	(13,558,645)
FINANCING ACTIVITIES
50090000	NET CASH FLOWS FROM FINANCING ACTIVITIES	(5,733,467)	(1,223,319)
50090010	+ BANK FINANCING	200,000	9,700,000
50090020	+ STOCK MARKET FINANCING	0	0
50090030	+ OTHER FINANCING	0	0
50090040	(-) BANK FINANCING AMORTIZATION	(1,000,000)	(3,110,135)
50090050	(-) STOCK MARKET FINANCING AMORTIZATION	0	(898,776)
50090060	(-) OTHER FINANCING AMORTIZATION	(385,143)	(238,048)
50090070	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
50090080	(-) DIVIDENDS PAID	(1,002,692)	(1,023,012)
50090090	+ PREMIUM ON ISSUANCE OF SHARES	0	0
50090100	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
50090110	(-) INTEREST EXPENSE	(3,186,324)	(2,919,247)
50090120	(-) REPURCHASE OF SHARES	0	(12,623)
50090130	+ (-) OTHER ITEMS	(359,308)	(2,721,478)

50100000	NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	451,355	(3,743,084)
50110000	CHANGES IN THE VALUE OF CASH AND CASH EQUIVALENTS	(60,821)	(54,706)
50120000	CASH AND CASH EQUIVALENTS AT BEGINING OF PERIOD	16,302,660	20,951,953
50130000	CASH AND CASH EQUIVALENTS AT END OF PERIOD	16,693,194	17,154,163

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
CONCEPTS	CAPITAL STOCK	SHARES REPURCHASED	ADDITIONAL PAID-IN CAPITAL	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	OTHER CAPITAL CONTRIBUTED	RETAINED EARNINGS OR ACCUMULATED LOSSES		ACCUMULATED OTHER COMPREHENSIVE INCOME (NET OF INCOME TAX)	CONTROLLING INTEREST	NON-CONTROLLING INTEREST	TOTAL STOCKHOLDERS’ EQUITY
						RESERVES	RETAINED EARNINGS (ACCUMULATED LOSSES)
BALANCE AT JANUARY 1, 2011	4,883,782	-6,156,625	3,844,524	0	0	2,135,423	39,411,176	546,535	44,664,815	8,628,731	53,293,546

RETROSPECTIVE ADJUSTMENT	0	0	0	0	0	0	0	0	0	0	0

APPLICATION OF OTHER COMPREHENSIVE INCOME TO RETAINED EARNINGS	0	0	0	0	0	0	0	0	0	0	0

ESTABLISHMENT OF RESERVES	0	0	0	0	0	3,584	0	0	3,584	0	3,584

DIVIDENDS DECLARED	0	0	0	0	0	0	-1,023,012	0	-1,023,012	0	-1,023,012

(DECREASE) INCREASE OF CAPITAL	157,026	0	0	0	0	0	0	0	157,026	0	157,026

REPURCHASE OF SHARES	0	-11,442,740	0	0	0	0	0	0	-11,442,740	0	-11,442,740

(DECREASE) INCREASE IN ADDITIONAL PAID-IN CAPITAL	0	0	12,045,295	0	0	0	0	0	12,045,295	0	12,045,295

(DECREASE) INCREASE IN NON-CONTROLLING INTEREST	0	0	0	0	0	0	0	0	0	-1,314,540	-1,314,540

OTHER	0	1,627,655	0	0	0	0	-1,700,483	0	-72,828	0	-72,828

COMPREHENSIVE INCOME	0	0	0	0	0	0	6,665,936	777,108	7,443,044	0	7,443,044

BALANCE AT SEPTEMBER 30, 2011	5,040,808	-15,971,710	15,889,819	0	0	2,139,007	43,353,617	1,323,643	51,775,184	7,314,191	59,089,375
BALANCE AT JANUARY 1, 2012	5,040,808	-15,971,710	15,889,819	0	0	2,139,007	43,353,617	1,323,643	51,775,184	7,314,191	59,089,375

RETROSPECTIVE ADJUSTMENT	0	0	0	0	0	0	0	0	0	0	0

APPLICATION OF OTHER COMPREHENSIVE INCOME TO RETAINED EARNINGS	0	0	0	0	0	0	0	0	0	0	0

ESTABLISHMENT OF RESERVES	0	0	0	0	0	0	0	0	0	0	0

DIVIDENDS DECLARED	0	0	0	0	0	0	-1,002,692	0	-1,002,692	0	-1,002,692

(DECREASE) INCREASE OF CAPITAL	-62,682	1,991,714	0	0	0	0	-1,929,032	0	0	0	0

REPURCHASE OF SHARES	0	-730,634	0	0	0	0	0	0	-730,634	0	-730,634

(DECREASE) INCREASE IN ADDITIONAL PAID-IN CAPITAL	0	0	0	0	0	0	0	0	0	0	0

(DECREASE) INCREASE IN NON-CONTROLLING INTEREST	0	0	0	0	0	0	0	0	0	849,094	849,094

OTHER	0	1,407,186	0	0	0	0	-204,507	0	1,202,679	0	1,202,679

COMPREHENSIVE INCOME	0	0	0	0	0	0	5,762,560	218,982	5,981,542	0	5,981,542

BALANCE AT SEPTEMBER 30, 2012	4,978,126	-13,303,444	15,889,819	0	0	2,139,007	45,979,946	1,542,625	57,226,079	8,163,285	65,389,364

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CONSOLIDATED
Final Printing

MEXICO CITY, D.F., OCTOBER 25, 2012—GRUPO TELEVISA, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “TELEVISA” OR “THE COMPANY”), TODAY ANNOUNCED RESULTS FOR THIRD QUARTER 2012. THE RESULTS HAVE BEEN PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”). THEREFORE THE RESULTS FOR THIRD QUARTER 2011 PREVIOUSLY REPORTED IN ACCORDANCE WITH MEXICAN FINANCIAL REPORTING STANDARDS (“MEXICAN FRS”) HAVE BEEN RESTATED IN ACCORDANCE WITH IFRS FOR COMPARATIVE PURPOSES.

THE FOLLOWING INFORMATION FROM THE CONDENSED CONSOLIDATED STATEMENTS OF INCOME FOR THE QUARTERS ENDED SEPTEMBER 30, 2012 AND 2011, IS PRESENTED IN MILLIONS OF MEXICAN PESOS, AS WELL AS THE PERCENTAGE CHANGE WHEN COMPARING 2012 WITH 2011:

NET SALES

NET SALES INCREASED 8.7% TO PS.17,357.5 MILLION IN THIRD QUARTER 2012 COMPARED WITH PS.15,963.5 MILLION IN THIRD QUARTER 2011. THIS INCREASE WAS ATTRIBUTABLE TO STRONG GROWTH IN BOTH OUR CONTENT AND OUR DISTRIBUTION BUSINESSES. OPERATING SEGMENT INCOME INCREASED 10.8%, REACHING PS.7,506.5 MILLION WITH A MARGIN OF 42.4%.

NET INCOME ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY

NET INCOME ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY INCREASED TO PS.2,860.4 MILLION IN THIRD QUARTER 2012 COMPARED TO PS.2,021.9 MILLION IN THIRD QUARTER 2011. THE NET INCREASE OF PS.838.5 MILLION REFLECTED PRIMARILY I) A PS.728.9 MILLION INCREASE IN OPERATING SEGMENT INCOME; AND II) A PS.765.2 MILLION DECREASE IN FINANCE EXPENSE. THESE FAVORABLE VARIANCES WERE PARTIALLY OFFSET BY I) A PS.275.4 MILLION INCREASE IN DEPRECIATION AND AMORTIZATION DUE TO OUR ACCELERATED GROWTH IN PAY TV SUBSCRIBERS; II) A PS.158.8 MILLION INCREASE IN NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTEREST, NAMELY CABLEVISIÓN AND SKY; AND III) A PS.122.4 MILLION INCREASE IN SHARE OF LOSSES OF JOINTLY CONTROLLED ENTITIES AND ASSOCIATES, NET.

THIRD QUARTER RESULTS BY BUSINESS SEGMENT

THE FOLLOWING INFORMATION PRESENTS THIRD-QUARTER CONSOLIDATED RESULTS ENDED SEPTEMBER 30, 2012 AND 2011, FOR EACH OF OUR BUSINESS SEGMENTS. CONSOLIDATED RESULTS FOR THE THIRD QUARTER 2012 AND 2011 ARE PRESENTED IN MILLIONS OF MEXICAN PESOS:

CONTENT

THIRD QUARTER SALES INCREASED 4.4% TO PS.8,349.8 MILLION COMPARED WITH PS.7,997.3 MILLION IN THIRD QUARTER 2011.

ADVERTISING REVENUE GREW BY 1.0% TO PS.6,119.7 MILLION IN THIRD QUARTER 2012 COMPARED WITH PS.6,059.4 MILLION IN THIRD QUARTER 2011. THESE RESULTS REFLECT IN PART THE ADVANCEMENT OF SOME ADVERTISING BUDGETS FROM THE THIRD QUARTER TO THE FIRST QUARTER OF 2012. FOLLOWING THE TREND OF THE FIRST HALF OF THE YEAR, OUR CONTENT CONTINUED TO DELIVER SOLID AUDIENCES DURING THE THIRD QUARTER.

UPFRONT DEPOSITS REPRESENTED 83.5% OF REVENUES DURING THE QUARTER AND THE BALANCE WERE SALES IN THE SPOT MARKET. THIS FIGURE COMPARES WITH 80.6% IN THIRD QUARTER 2011.

NETWORK SUBSCRIPTION REVENUE GREW BY 22.2% TO PS.821.7 MILLION IN THIRD QUARTER 2012 COMPARED WITH PS.672.6 MILLION IN THIRD QUARTER 2011, MAINLY AS A RESULT OF THE SUSTAINED ADDITION OF PAY-TV SUBSCRIBERS IN MEXICO AND, TO A LESSER EXTENT, ABROAD. WE CLOSED THE THIRD QUARTER 2012 WITH 32.5 MILLION SUBSCRIBERS CARRYING AN AVERAGE OF 5.9 NETWORKS COMPARED WITH 28.3 MILLION SUBSCRIBERS CARRYING AN AVERAGE OF 5.4 NETWORKS IN THIRD QUARTER 2011.

THE INCREASE IN LICENSING AND SYNDICATION REVENUE OF 11.3% TO PS.1,408.4 MILLION IN THIRD QUARTER 2012 COMPARED WITH PS.1,265.3 MILLION IN THIRD QUARTER 2011 IS EXPLAINED BY BOTH I) AN INCREASE IN ROYALTIES FROM UNIVISION, FROM US$58.2 MILLION IN THIRD QUARTER 2011 TO US$62.0 MILLION IN THIRD QUARTER 2012; II) AN INCREASE IN SALES TO THE REST OF THE WORLD, PRINCIPALLY IN LATIN AMERICA; AND III) A POSITIVE TRANSLATION EFFECT ON FOREIGN-CURRENCY-DENOMINATED REVENUES.

THIRD QUARTER OPERATING SEGMENT INCOME INCREASED 5.6% TO PS.4,227.2 MILLION COMPARED WITH PS.4,002.5 MILLION IN THIRD QUARTER 2011; THE MARGIN INCREASED TO 50.6%. THE INCREMENTAL COSTS AND EXPENSES INCURRED DURING THE QUARTER WERE RELATED MAINLY TO OUR COVERAGE OF THE OLYMPICS AND, TO A LESSER EXTENT, TO THE NEGATIVE TRANSLATION EFFECT ON FOREIGN-CURRENCY-DENOMINATED COSTS AND EXPENSES.

PUBLISHING

THIRD QUARTER SALES INCREASED 2.1% TO PS.828.3 MILLION COMPARED WITH PS.810.9 MILLION IN THIRD QUARTER 2011. MOST OF THE GROWTH WAS DRIVEN BY A MARGINAL INCREASE IN CIRCULATION IN MEXICO AND ABROAD, AS WELL AS A POSITIVE TRANSLATION EFFECT ON FOREIGN-CURRENCY-DENOMINATED SALES. THESE FAVORABLE VARIANCES WERE PARTIALLY OFFSET BY LOWER ADVERTISING REVENUE IN MEXICO AND ABROAD. SALES OUTSIDE MEXICO REPRESENTED 60.1% OF THE SEGMENT COMPARED WITH 58.5% IN THE SAME QUARTER OF 2011.

THIRD QUARTER OPERATING SEGMENT INCOME INCREASED 1.0% TO PS.123.5 MILLION COMPARED WITH PS.122.3 MILLION IN THIRD QUARTER 2011, AND THE MARGIN WAS 14.9%. THESE RESULTS REFLECT THE NEGATIVE TRANSLATION EFFECT ON FOREIGN-CURRENCY-DENOMINATED COSTS AND EXPENSES, AS WELL AS LOWER PAPER AND PRINTING COSTS.

SKY

THIRD QUARTER SALES GREW BY 18.9% TO PS.3,722.7 MILLION COMPARED WITH PS.3,131.7 MILLION IN THIRD QUARTER 2011. THE INCREASE WAS DRIVEN BY SOLID GROWTH IN THE SUBSCRIBER BASE IN MEXICO, WHICH IS EXPLAINED BY THE CONTINUED SUCCESS OF SKY’S LOW-COST OFFERINGS. THE NUMBER OF NET ACTIVE SUBSCRIBERS INCREASED BY A RECORD-HIGH 332,693 DURING THE QUARTER TO 4,883,388 (INCLUDING 161,484 COMMERCIAL SUBSCRIBERS) AS OF SEPTEMBER 30, 2012, COMPARED WITH 3,824,278 (INCLUDING 155,608 COMMERCIAL SUBSCRIBERS) AS OF SEPTEMBER 30, 2011. SKY ENDED THE QUARTER WITH 168,973 SUBSCRIBERS IN CENTRAL AMERICA AND THE DOMINICAN REPUBLIC.

THIRD QUARTER OPERATING SEGMENT INCOME INCREASED 17.6% TO PS.1,713.6 MILLION COMPARED WITH PS.1,457.5 MILLION IN THIRD QUARTER 2011, AND THE MARGIN WAS 46.0%. THESE RESULTS REFLECT AN INCREASE IN SALES THAT WAS PARTIALLY OFFSET BY HIGHER COSTS AND EXPENSES INHERENT TO THE GROWTH IN THE SUBSCRIBER BASE, MAINLY IN THE LOWER-COST PACKAGES.

CABLE AND TELECOM

THIRD QUARTER SALES INCREASED 14.6% TO PS.3,890.6 MILLION COMPARED WITH PS.3,394.8 MILLION IN THIRD QUARTER 2011. IN THE AGGREGATE, THE THREE CABLE OPERATIONS ADDED 134,606 REVENUE GENERATING UNITS (RGUS) DURING THE QUARTER AS A RESULT OF THE SUCCESS OF OUR COMPETITIVE PACKAGES. VOICE AND DATA RGUS CONTINUED TO BE THE MAIN DRIVERS OF GROWTH, GROWING ON AVERAGE 19.7% AND 28.1% , RESPECTIVELY, COMPARED WITH THIRD QUARTER 2011,  WHILE VIDEO RGUS EXPANDED BY 6.7% ON AVERAGE.

YEAR-OVER-YEAR, CABLEVISIÓN, CABLEMÁS, TVI AND BESTEL NET SALES INCREASED 15.8%, 15.8%, 9.4%, AND 8.7% RESPECTIVELY.

THE FOLLOWING INFORMATION SETS FORTH THE BREAKDOWN OF SUBSCRIBERS FOR EACH OF OUR THREE CABLE AND TELECOM SUBSIDIARIES AS OF SEPTEMBER 30, 2012:

THE SUBSCRIBER BASE OF CABLEVISIÓN OF VIDEO, BROADBAND AND VOICE AS OF SEPTEMBER 30, 2012 AMOUNTED TO 774,015, 488,422 AND 303,190 SUBSCRIBERS, RESPECTIVELY.

THE SUBSCRIBER BASE OF CABLEMÁS OF VIDEO, BROADBAND AND VOICE AS OF SEPTEMBER 30, 2012 AMOUNTED TO 1,108,432, 538,164 AND 292,100 SUBSCRIBERS, RESPECTIVELY.

THE SUBSCRIBER BASE OF TVI OF VIDEO, BROADBAND AND VOICE AS OF SEPTEMBER 30, 2012 AMOUNTED TO 381,184, 222,791 AND 134,692 SUBSCRIBERS, RESPECTIVELY.

THE RGUS OF CABLEVISIÓN, CABLEMÁS AND TVI AS OF SEPTEMBER 30, 2012 AMOUNTED TO 1,565,627, 1,938,696 AND 738,667, RESPECTIVELY.

THIRD QUARTER OPERATING SEGMENT INCOME INCREASED 19.0% TO PS.1,430.3 MILLION COMPARED WITH PS.1,201.6 MILLION IN THIRD QUARTER 2011, AND THE MARGIN REACHED 36.8%. THESE RESULTS REFLECT CONTINUED GROWTH IN THE CUSTOMER BASE OF OUR CABLE PLATFORMS. IN BESTEL THE MARGINS EXPANDED FROM 26.3% IN THIRD QUARTER 2011 TO 33.3% IN THIRD QUARTER 2012. THIS INCREASE WAS DRIVEN BY AN IMPROVED REVENUE MIX AND BY LOWER INTERCONNECTION RATES.

THE FOLLOWING INFORMATION SETS FORTH THE BREAKDOWN OF REVENUES AND OPERATING SEGMENT INCOME, EXCLUDING CONSOLIDATION ADJUSTMENTS, FOR OUR FOUR CABLE AND TELECOM SUBSIDIARIES FOR THE QUARTER:

THE REVENUES FOR THE QUARTER OF CABLEVISIÓN, CABLEMÁS, TVI AND BESTEL AMOUNTED TO PS.1,281.4 MILLION, PS.1,349.2 MILLION, PS.610.8 MILLION AND PS.753.8 MILLION, RESPECTIVELY.

THE OPERATING SEGMENT INCOME FOR THE QUARTER OF CABLEVISIÓN, CABLEMÁS, TVI AND BESTEL AMOUNTED TO PS.523.1 MILLION, PS.485.2 MILLION, PS.227.9 MILLION AND PS.251.3 MILLION, RESPECTIVELY.

THESE RESULTS DO NOT INCLUDE CONSOLIDATION ADJUSTMENTS OF PS.104.6 MILLION IN REVENUES NOR PS.57.2 MILLION IN OPERATING SEGMENT INCOME, WHICH ARE CONSIDERED IN THE CONSOLIDATED RESULTS OF CABLE AND TELECOM.

OTHER BUSINESSES

THIRD QUARTER SALES DECREASED 4.4% TO PS.920.1 MILLION COMPARED WITH PS.962.1 MILLION IN THIRD QUARTER 2011. THESE RESULTS MAINLY REFLECT THE UNFAVORABLE COMPARISON TO THE SAME QUARTER IN 2011 AS A RESULT OF OUR SALE OF THE SOCCER TEAM SAN LUIS IN JUNE 2012, AND THE TERMINATION OF OUR PUBLISHING DISTRIBUTION BUSINESS IN CHILE IN APRIL 2012. TO A LESSER EXTENT, A CHALLENGING PUBLISHING DISTRIBUTION BUSINESS ALSO IMPACTED THESE RESULTS. OUR GAMING BUSINESS CONTINUED TO PERFORM WELL DURING THE QUARTER.

THIRD QUARTER OPERATING SEGMENT INCOME REACHED PS.11.9 MILLION COMPARED WITH A LOSS OF PS.6.3 MILLION IN THIRD QUARTER 2011.

INTERSEGMENT OPERATIONS

INTERSEGMENT OPERATIONS FOR THE THIRD QUARTER 2012 AND 2011 AMOUNTED TO PS.354 MILLION AND PS.333.3 MILLION, RESPECTIVELY.

CORPORATE EXPENSES

SHARE-BASED COMPENSATION EXPENSE IN THIRD QUARTER 2012 AND 2011 AMOUNTED TO PS.157.6 MILLION AND PS.161.9 MILLION, RESPECTIVELY, AND WAS ACCOUNTED FOR AS CORPORATE EXPENSE. SHARE-BASED COMPENSATION EXPENSE IS MEASURED AT FAIR VALUE AT THE TIME THE EQUITY BENEFITS ARE CONDITIONALLY SOLD TO OFFICERS AND EMPLOYEES, AND IS RECOGNIZED OVER THE VESTING PERIOD.

OTHER EXPENSE, NET

OTHER EXPENSE, NET, INCREASED BY PS.60.7 MILLION, OR 30.4%, TO PS.260.3 MILLION FOR THIRD QUARTER 2012, COMPARED WITH PS.199.6 MILLION FOR THIRD QUARTER 2011. THE INCREASE REFLECTED PRIMARILY A HIGHER LOSS ON DISPOSITION OF PROPERTY AND EQUIPMENT.

NON-OPERATING RESULTS

FINANCE EXPENSE, NET

THE FOLLOWING INFORMATION SETS FORTH THE FINANCE EXPENSE, NET, STATED IN MILLIONS OF MEXICAN PESOS FOR THE QUARTERS ENDED SEPTEMBER 30, 2012 AND 2011:

THE FINANCE EXPENSE, NET, DECREASED PS.765.2 MILLION, OR 55.2%, TO PS.620.9 MILLION FOR THIRD QUARTER 2012 FROM PS.1,386.1 MILLION FOR THIRD QUARTER 2011. THIS VARIANCE REFLECTED PRIMARILY I) A PS.414.4 MILLION FAVORABLE VARIANCE IN FOREIGN UNHEDGED EXCHANGE GAIN RESULTING PRIMARILY FROM THE FAVORABLE EFFECT OF A 3.3% APPRECIATION OF THE MEXICAN PESO AGAINST THE US DOLLAR ON OUR AVERAGE NET US DOLLAR LIABILITY POSITION IN THIRD QUARTER 2012 COMPARED WITH A 18.6% DEPRECIATION ON OUR AVERAGE NET US DOLLAR LIABILITY POSITION IN THIRD QUARTER 2011; II) A PS.349.1 MILLION FAVORABLE CHANGE IN OTHER FINANCE INCOME OR EXPENSE, PRIMARILY IN CONNECTION WITH AN UPWARD ADJUSTMENT IN THE FAIR VALUE OF OUR INVESTMENT IN BMP CONVERTIBLE DEBENTURES IN THIRD QUARTER 2012; III) A PS.58.2 MILLION FAVORABLE VARIANCE IN INTEREST EXPENSE, DUE PRIMARILY TO A LOWER AVERAGE PRINCIPAL AMOUNT OF LONG-TERM DEBT IN THIRD QUARTER 2012. THESE FAVORABLE VARIANCES WERE PARTIALLY OFFSET BY A PS.56.5 MILLION UNFAVORABLE VARIANCE IN INTEREST INCOME EXPLAINED PRIMARILY BY A LOWER AVERAGE AMOUNT OF CASH AND CASH EQUIVALENTS AND TEMPORARY INVESTMENTS IN THIRD QUARTER 2012, AS WELL AS THE ABSENCE IN THIRD QUARTER OF INTEREST INCOME FROM DEBENTURES ISSUED BY GSF THAT WERE CONVERTED INTO COMMON SHARES OF CAPITAL STOCK OF GSF IN JUNE 2012.

SHARE OF LOSSES OF JOINTLY CONTROLLED ENTITIES AND ASSOCIATES, NET

SHARE OF LOSSES OF JOINTLY CONTROLLED ENTITIES AND ASSOCIATES, NET, INCREASED BY PS.122.4 MILLION TO PS.209.1 MILLION IN THIRD QUARTER 2012 FROM PS.86.7 MILLION IN THIRD QUARTER 2011. THIS INCREASE REFLECTED MAINLY THE SHARE OF LOSS OF GSF, THE PARENT COMPANY OF IUSACELL IN WHICH WE HOLD A 50% JOINT INTEREST SINCE JUNE 2012. THIS EFFECT WAS PARTIALLY OFFSET BY THE ABSENCE IN THIRD QUARTER 2012 OF SHARE OF LOSS OF LA SEXTA, A FREE-TO-AIR TELEVISION CHANNEL IN SPAIN, IN CONNECTION WITH THE EXCHANGE OF OUR INTEREST IN LA SEXTA FOR A PARTICIPATION IN IMAGINA IN FIRST QUARTER 2012.

INCOME TAXES

INCOME TAXES INCREASED BY PS.31.1 MILLION, OR 4%, TO PS.809.4 MILLION IN THIRD QUARTER 2012 COMPARED WITH PS.778.3 MILLION IN THIRD QUARTER 2011. THIS INCREASE REFLECTED PRIMARILY A HIGHER INCOME TAX BASE, WHICH WAS OFFSET BY A LOWER EFFECTIVE INCOME TAX RATE IN THIRD QUARTER 2012.

NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS

NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS INCREASED BY PS.158.8 MILLION, TO PS.364.2 MILLION IN THIRD QUARTER 2012, COMPARED WITH PS.205.4 MILLION IN THIRD QUARTER 2011. THIS INCREASE REFLECTED PRIMARILY A HIGHER PORTION OF NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS IN OUR SKY AND CABLE AND TELECOM SEGMENTS.

OTHER RELEVANT INFORMATION

CAPITAL EXPENDITURES AND INVESTMENTS

DURING THIRD QUARTER 2012, WE INVESTED APPROXIMATELY US$228.2 MILLION IN PROPERTY, PLANT AND EQUIPMENT AS CAPITAL EXPENDITURES, INCLUDING APPROXIMATELY US$125.9 MILLION FOR OUR CABLE AND TELECOM SEGMENT, US$73.3 MILLION FOR OUR SKY SEGMENT, AND US$29.0 MILLION FOR OUR CONTENT SEGMENT AND OTHER BUSINESSES.

OUR INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT IN OUR CABLE AND TELECOM SEGMENT DURING THIRD QUARTER  2012 INCLUDED APPROXIMATELY US$26.0 MILLION FOR CABLEVISIÓN, US$69.6 MILLION FOR CABLEMÁS, US$23.5 MILLION FOR TVI, AND US$6.8 MILLION FOR BESTEL.

DEBT AND FINANCE LEASE OBLIGATIONS

THE FOLLOWING INFORMATION SETS FORTH OUR TOTAL CONSOLIDATED DEBT AND FINANCE LEASE OBLIGATIONS AS OF SEPTEMBER 30, 2012 AND DECEMBER 31, 2011. AMOUNTS ARE STATED IN MILLIONS OF MEXICAN PESOS:

THE TOTAL CONSOLIDATED DEBT AMOUNTED TO PS.53,014 MILLION AND PS.55,964.8 MILLION AS OF SEPTEMBER 30, 2012 AND DECEMBER 31, 2011, RESPECTIVELY, WHICH INCLUDED A CURRENT PORTION  OF LONG-TERM DEBT IN THE AMOUNT OF PS.325.6 MILLION AND PS. 1,169.9 MILLION, RESPECTIVELY.

ADDITIONALLY,  WE HAD FINANCE LEASE OBLIGATIONS IN THE AMOUNT OF PS.278 MILLION AND PS.583.7 MILLION AS OF SEPTEMBER 30, 2012 AND DECEMBER 31, 2011, RESPECTIVELY, WHICH INCLUDED A CURRENT PORTION OF PS.194.4 MILLION  AND PS.381.9 MILLION, RESPECTIVELY.

AS OF SEPTEMBER 30, 2012, OUR CONSOLIDATED NET DEBT POSITION (TOTAL DEBT LESS CASH AND CASH EQUIVALENTS, TEMPORARY INVESTMENTS, AND NONCURRENT HELD-TO-MATURITY AND AVAILABLE-FOR-SALE INVESTMENTS) WAS PS.28,231.8 MILLION. THE AGGREGATE AMOUNT OF NONCURRENT HELD-TO-MATURITY AND AVAILABLE-FOR-SALE INVESTMENTS AS OF SEPTEMBER 30, 2012, AMOUNTED TO PS.3,196.8 MILLION.

SHARES OUTSTANDING

AS OF SEPTEMBER 30, 2012 AND DECEMBER 31, 2011, OUR SHARES OUTSTANDING AMOUNTED TO 334,112.9 MILLION AND 330,862.1 MILLION SHARES, RESPECTIVELY, AND OUR CPO EQUIVALENTS OUTSTANDING AMOUNTED TO 2,855.7 MILLION AND 2,827.9 MILLION CPO EQUIVALENTS, RESPECTIVELY. NOT ALL OF OUR SHARES ARE IN THE FORM OF CPOS. THE NUMBER OF CPO EQUIVALENTS IS CALCULATED BY DIVIDING THE NUMBER OF SHARES OUTSTANDING BY 117.

AS OF SEPTEMBER 30, 2012 AND DECEMBER 31, 2011, THE GDS (GLOBAL DEPOSITARY SHARES) EQUIVALENTS OUTSTANDING AMOUNTED TO 571.1 MILLION AND 565.6 MILLION GDS EQUIVALENTS, RESPECTIVELY. THE NUMBER OF GDS EQUIVALENTS IS CALCULATED BY DIVIDING THE NUMBER OF CPO EQUIVALENTS BY FIVE.

ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

IN THE THIRD QUARTER OF 2009, THE MEXICAN BANK AND SECURITIES COMMISSION ISSUED REGULATIONS FOR LISTED COMPANIES IN MEXICO REQUIRING THE ADOPTION OF IFRS AS ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD (“IASB”) TO REPORT COMPARATIVE FINANCIAL INFORMATION FOR PERIODS BEGINNING NO LATER THAN JANUARY 1, 2012. ACCORDINGLY, BEGINNING ON JANUARY 1, 2012, WE DISCONTINUED USING MEXICAN FRS AND ADOPTED IFRS AS ISSUED BY THE IASB FOR FINANCIAL REPORTING PURPOSES. AS A RESULT, OUR CONSOLIDATED FINANCIAL INFORMATION FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2012, IS PRESENTED ON A COMPARATIVE AND CONDENSED BASIS IN ACCORDANCE WITH IFRS, AND IS NOT DIRECTLY COMPARATIVE WITH OUR CONSOLIDATED FINANCIAL INFORMATION FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2011 PREVIOUSLY REPORTED.
THE IMPACT OF THE INITIAL ADOPTION OF IFRS AS MEASURED BY THE AGGREGATE AMOUNT OF ADJUSTMENTS MADE TO OUR PREVIOUSLY REPORTED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AND INCOME AS OF DECEMBER 31, 2011 AND FOR THE YEAR ENDED ON THAT DATE, WAS LESS THAN 1% OF TOTAL CONSOLIDATED ASSETS AND STOCKHOLDERS’ EQUITY UNDER MEXICAN FRS, AND LESS THAN 3% OF CONSOLIDATED NET INCOME UNDER MEXICAN FRS.

ABOUT TELEVISA

GRUPO TELEVISA, S.A.B., IS THE LARGEST MEDIA COMPANY IN THE SPANISH-SPEAKING WORLD BASED ON ITS MARKET CAPITALIZATION AND A MAJOR PARTICIPANT IN THE INTERNATIONAL ENTERTAINMENT BUSINESS. IT HAS INTERESTS IN TELEVISION PRODUCTION AND BROADCASTING, PRODUCTION OF PAY-TELEVISION NETWORKS, INTERNATIONAL DISTRIBUTION OF TELEVISION PROGRAMMING, DIRECT-TO-HOME SATELLITE SERVICES, CABLE TELEVISION AND TELECOMMUNICATION SERVICES, MAGAZINE PUBLISHING AND DISTRIBUTION, RADIO PRODUCTION AND BROADCASTING, PROFESSIONAL SPORTS AND LIVE ENTERTAINMENT, FEATURE-FILM PRODUCTION AND DISTRIBUTION, THE OPERATION OF A HORIZONTAL INTERNET PORTAL, AND GAMING.

DISCLAIMER

THIS ANNEX CONTAINS FORWARD-LOOKING STATEMENTS REGARDING THE COMPANY’S RESULTS AND PROSPECTS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THESE STATEMENTS. THE FORWARD-LOOKING STATEMENTS IN THIS ANNEX SHOULD BE READ IN CONJUNCTION WITH THE FACTORS DESCRIBED IN “ITEM 3. KEY INFORMATION – FORWARD-LOOKING STATEMENTS” IN THE COMPANY’S ANNUAL REPORT ON FORM 20-F, WHICH, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS MADE IN THIS ANNEX AND IN ORAL STATEMENTS MADE BY AUTHORIZED OFFICERS OF THE COMPANY. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THEIR DATES. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

THE FINANCIAL INSTITUTIONS THAT PERFORM FINANCIAL ANALYSIS ON THE SECURITIES OF GRUPO TELEVISA, S.A.B. ARE AS FOLLOWS:

INSTITUTION:
JPMORGAN
MERRILL LYNCH
HSBC
MORGAN STANLEY
ITAÚ
CREDIT SUISSE
CITIGROUP
GOLDMAN SACHS
SCOTIA CAPITAL
BBVA BANCOMER
BARCLAYS
UBS
NEW STREET RESEARCH
MONEX
GBM

FINANCIAL STATEMENT NOTES

CONSOLIDATED
Final Printing

GRUPO TELEVISA, S.A.B.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012
(IN THOUSANDS OF MEXICAN PESOS, EXCEPT PER CPO AND PER SHARE AMOUNTS)

1.	ACCOUNTING POLICIES:

THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF GRUPO TELEVISA, S.A.B. (THE "COMPANY") AND ITS CONSOLIDATED SUBSIDIARIES (COLLECTIVELY, THE "GROUP"), FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 ARE UNAUDITED AND HAVE BEEN PREPARED IN ACCORDANCE WITH INTERNATIONAL ACCOUNTING STANDARD 34, INTERIM FINANCIAL REPORTING. IN THE OPINION OF MANAGEMENT, ALL ADJUSTMENTS (CONSISTING PRINCIPALLY OF NORMAL RECURRING ADJUSTMENTS) NECESSARY FOR A FAIR PRESENTATION OF THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN INCLUDED THEREIN.

THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE GROUP'S CONSOLIDATED AND AUDITED FINANCIAL STATEMENTS AND NOTES THERETO FOR THE YEAR ENDED DECEMBER 31, 2011, WHICH INCLUDE, AMONG OTHER DISCLOSURES, THE GROUP'S MOST SIGNIFICANT ACCOUNTING POLICIES, WHICH HAVE BEEN APPLIED ON A CONSISTENT BASIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012, EXCEPT FOR THE MATTER DISCUSSED IN THE FOLLOWING PARAGRAPH.

AS REQUIRED BY REGULATIONS ISSUED BY THE MEXICAN BANK AND SECURITIES COMMISSION (“COMISIÓN NACIONAL BANCARIA Y DE VALORES”) FOR LISTED COMPANIES IN MEXICO, BEGINNING ON JANUARY 1, 2012, THE GROUP DISCONTINUED USING MEXICAN FINANCIAL REPORTING STANDARDS (“MEXICAN FRS”) AND ADOPTED INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) AS ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD (“IASB”) FOR FINANCIAL REPORTING PURPOSES. ACCORDINGLY, THE CONSOLIDATED FINANCIAL STATEMENTS OF THE GROUP AS OF DECEMBER 31, 2012, AND FOR THE YEAR ENDING ON THAT DATE, WILL BE PRESENTED ON A COMPARATIVE BASIS IN ACCORDANCE WITH IFRS. INFORMATION RELATING TO THE NATURE AND EFFECT OF CERTAIN DIFFERENCES BETWEEN IFRS AND MEXICAN FRS AS THEY RELATE TO THE INITIAL ADOPTION OF IFRS IN THE GROUP’S CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, SEPTEMBER 30, 2011 AND JANUARY 1, 2011, THE TRANSITION DATE, FOR THE YEAR ENDED DECEMBER 31, 2011, AND FOR THE NINE AND THREE MONTHS ENDED SEPTEMBER 30, 2011, IS PRESENTED IN NOTE 14 TO THESE CONDENSED  CONSOLIDATED FINANCIAL STATEMENTS.

2.	PROPERTY, PLANT AND EQUIPMENT:

PROPERTY, PLANT AND EQUIPMENT AS OF SEPTEMBER 30, 2012 AND DECEMBER 31, 2011 CONSISTED OF:

	2012		2011
BUILDINGS	Ps.	7,530,538	Ps.	8,029,859
BUILDING IMPROVEMENTS		1,597,569		1,603,096
TECHNICAL EQUIPMENT		52,967,317		52,286,157
SATELLITE TRANSPONDERS		3,593,873		3,593,873
FURNITURE AND FIXTURES		709,255		884,408
TRANSPORTATION EQUIPMENT		2,202,987		2,164,073
COMPUTER EQUIPMENT		4,007,946		4,424,520
LEASEHOLD IMPROVEMENTS		1,444,600		1,397,760
		74,054,085		74,383,746
ACCUMULATED DEPRECIATION		(41,214,328)		(41,735,471)
		32,839,757		32,648,275
LAND		4,618,397		4,609,895
CONSTRUCTION AND PROJECTS IN PROGRESS		4,625,992		3,616,716
	Ps.	42,084,146	Ps.	40,874,886

DEPRECIATION CHARGED TO INCOME FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND THE YEAR ENDED DECEMBER 31, 2011 WAS PS.5,510,192 AND PS.6,433,186, RESPECTIVELY.

DURING THE NINE MONTHS ENDED SEPTEMBER 30, 2012, THE GROUP INVESTED PS.7,313,940 IN PROPERTY, PLANT AND EQUIPMENT AS CAPITAL EXPENDITURES.

3.	LONG-TERM DEBT SECURITIES:

AS OF SEPTEMBER 30, 2012 AND DECEMBER 31, 2011, THE GROUP'S CONSOLIDATED SHORT-TERM AND LONG-TERM DEBT SECURITIES OUTSTANDING WERE AS FOLLOWS:

	2012				2011
LONG-TERM DEBT SECURITIES	THOUSANDS OF U.S. DOLLARS		MEXICAN PESOS		THOUSANDS OF U.S. DOLLARS		MEXICAN PESOS
6.0% SENIOR NOTES DUE 2018 (A)	U.S.$	500,000	Ps.	6,439,500	U.S.$	500,000	Ps.	6,989,250
6.625% SENIOR NOTES DUE 2025 (A)		600,000		7,727,400		600,000		8,387,100
8.5% SENIOR NOTES DUE 2032 (A)		300,000		3,863,700		300,000		4,193,550
8.49% SENIOR NOTES DUE 2037 (A)		-		4,500,000		-		4,500,000
6.625% SENIOR NOTES DUE 2040 (A) 7.38% NOTES DUE 2020 (B)		600,000 -		7,727,400 10,000,000		600,000 -		8,387,100 10,000,000
		2,000,000		40,258,000		2,000,000		42,457,000
FINANCE COSTS, NET		-		(799,279)		-		(844,981)
	U.S.$	2,000,000	Ps.	39,458,721	U.S.$	2,000,000	Ps.	41,612,019

(A)
THESE SENIOR NOTES ARE UNSECURED OBLIGATIONS OF THE COMPANY, RANK EQUALLY IN RIGHT OF PAYMENT WITH ALL EXISTING AND FUTURE UNSECURED AND UNSUBORDINATED INDEBTEDNESS OF THE COMPANY, AND ARE JUNIOR IN RIGHT OF PAYMENT TO ALL OF THE EXISTING AND FUTURE LIABILITIES OF THE COMPANY’S SUBSIDIARIES. INTEREST ON THE SENIOR NOTES DUE 2018, 2025, 2032, 2037 AND 2040, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 6.31%, 6.97%, 8.94%, 8.93% AND 6.97% PER ANNUM, RESPECTIVELY, AND IS PAYABLE SEMI-ANNUALLY. THESE SENIOR NOTES MAY NOT BE REDEEMED PRIOR TO MATURITY, EXCEPT (I) IN THE EVENT OF CERTAIN CHANGES IN LAW AFFECTING THE MEXICAN WITHHOLDING TAX TREATMENT OF CERTAIN PAYMENTS ON THE SECURITIES, IN WHICH CASE THE SECURITIES WILL BE REDEEMABLE, AS A WHOLE BUT NOT IN PART, AT THE OPTION OF THE COMPANY; AND (II) IN THE EVENT OF A CHANGE OF CONTROL, IN WHICH CASE THE COMPANY MAY BE REQUIRED TO REDEEM THE SECURITIES AT 101% OF THEIR PRINCIPAL AMOUNT. ALSO, THE COMPANY MAY, AT ITS OWN OPTION, REDEEM THE SENIOR NOTES DUE 2018, 2025, 2037 AND 2040, IN WHOLE OR IN PART, AT ANY TIME AT A REDEMPTION PRICE EQUAL TO THE GREATER OF THE PRINCIPAL AMOUNT OF THESE SENIOR NOTES OR THE PRESENT VALUE OF FUTURE CASH FLOWS, AT THE REDEMPTION DATE, OF PRINCIPAL AND INTEREST AMOUNTS OF THE SENIOR NOTES DISCOUNTED AT A FIXED RATE OF COMPARABLE U.S. OR MEXICAN SOVEREIGN BONDS. THE AGREEMENT OF THESE SENIOR NOTES CONTAINS COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND CERTAIN RESTRICTED SUBSIDIARIES ENGAGED IN CONTENT  TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS. THE SENIOR NOTES DUE 2018, 2025, 2032, 2037 AND 2040 ARE REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION.

(B)
INTEREST ON THESE NOTES (“CERTIFICADOS BURSÁTILES”) IS PAYABLE SEMI-ANNUALLY. THE COMPANY MAY, AT ITS OWN OPTION, REDEEM THESE NOTES, IN WHOLE OR IN PART, AT ANY SEMI-ANNUAL INTEREST PAYMENT DATE AT A REDEMPTION PRICE EQUAL TO THE GREATER OF THE PRINCIPAL AMOUNT OF THE OUTSTANDING NOTES AND THE PRESENT VALUE OF FUTURE CASH FLOWS, AT THE REDEMPTION DATE, OF PRINCIPAL AND INTEREST AMOUNTS OF THE NOTES DISCOUNTED AT A FIXED RATE OF COMPARABLE MEXICAN SOVEREIGN BONDS. THE AGREEMENT OF THESE NOTES CONTAINS COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND CERTAIN RESTRICTED SUBSIDIARIES APPOINTED BY THE COMPANY’S BOARD OF DIRECTORS, AND ENGAGED IN CONTENT, TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS.

4.        CONTINGENCIES:

THERE ARE VARIOUS LEGAL ACTIONS AND CLAIMS PENDING AGAINST THE GROUP WHICH ARE FILED IN THE ORDINARY COURSE OF BUSINESS. IN THE OPINION OF THE COMPANY’S MANAGEMENT, NONE OF THESE ACTIONS AND CLAIMS IS EXPECTED TO HAVE A MATERIAL ADVERSE EFFECT ON THE GROUP’S FINANCIAL STATEMENTS AS A WHOLE; HOWEVER, THE COMPANY´S MANAGEMENT IS UNABLE TO PREDICT THE OUTCOME OF ANY OF THESE LEGAL ACTIONS AND CLAIMS.

5.       EQUITY:

THE EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY AS OF SEPTEMBER 30, 2012 AND DECEMBER 31, 2011 IS PRESENTED AS FOLLOWS:

	2012		2011
NOMINAL	Ps.	2,494,410	Ps.	2,525,818
CUMULATIVE INFLATION ADJUSTMENT (A)		2,483,716		2,514,990
TOTAL CAPITAL STOCK	Ps.	4,978,126	Ps.	5,040,808
ADDITIONAL PAID-IN CAPITAL		15,889,819		15,889,819
RETAINED EARNINGS		42,356,393		38,826,688
ACCUMULATED OTHER COMPREHENSIVE INCOME, NET		1,542,625		1,323,643
SHARES REPURCHASED		(13,303,444)		(15,971,710)
NET INCOME FOR THE PERIOD		5,762,560		6,665,936
EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY	Ps.	57,226,079	Ps.	51,775,184

            (A) ADJUSTMENT TO RECOGNIZE THE  EFFECTS OF INFLATION IN CAPITAL STOCK  THROUGH DECEMBER 31, 1997, IN ACCORDANCE WITH IFRS.

ON APRIL 27, 2012, THE COMPANY’S STOCKHOLDERS APPROVED (I)  THE PAYMENT OF A DIVIDEND FOR AN AGGREGATE AMOUNT OF UP TO PS.1,097,800, WHICH CONSISTED OF PS.0.35 PER CPO AND PS.0.002991452991 PER SHARE, NOT IN THE FORM OF A CPO, WHICH WAS PAID IN CASH IN MAY 2012 IN THE AGGREGATE AMOUNT OF PS.1,002,692; AND  (II) THE CANCELLATION OF 4,563.5 MILLION SHARES OF CAPITAL STOCK IN THE FORM OF 39 MILLION CPOS, WHICH WERE REPURCHASED BY THE COMPANY IN 2009, 2010 AND 2011.

AS OF SEPTEMBER 30, 2012, THE NUMBER OF SHARES ISSUED, REPURCHASED AND OUTSTANDING IS PRESENTED AS FOLLOWS:

	ISSUED	REPURCHASED	OUTSTANDING
SERIES “A” SHARES	123,273,961,425	9,670,694,183	113,603,267,242
SERIES “B” SHARES	58,982,873,976	6,252,274,099	52,730,599,877
SERIES “D” SHARES	90,086,525,865	6,196,993,374	83,889,532,491
SERIES “L” SHARES	90,086,525,865	6,196,993,374	83,889,532,491
	362,429,887,131	28,316,955,030	334,112,932,101

AS OF SEPTEMBER 30, 2012, THE COMPANY’S SHARES REPURCHASED BY THE COMPANY AND THE COMPANY’S SHARES HELD BY A SPECIAL TRUST IN CONNECTION WITH THE COMPANY’S STOCK PURCHASE PLAN AND THE LONG-TERM RETENTION PLAN ARE PRESENTED AS A CHARGE TO THE EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY, AS FOLLOWS:

	SERIES “A”, “B”, “D”, AND “L” SHARES
	IN THE FORM OF CPOS	NOT IN THE FORM OF CPOS	TOTAL	NET COST
REPURCHASE PROGRAM (1)	-	-	-	Ps.	-
HELD BY A COMPANY TRUST (2)	20,715,663,384	7,601,291,646	28,316,955,030		11,683,102
ADVANCES FOR ACQUISITION OF SHARES (3)	-	-	-		1,620,342
	20,715,663,384	7,601,291,646	28,316,955,030	Ps.	13,303,444

(1)	DURING THE NINE MONTHS ENDED SEPTEMBER 30, 2012, THE COMPANY DID NOT REPURCHASE ANY SHARES OF THE COMPANY IN THE FORM OF CPOS.
(2)
DURING THE FIRST HALF OF 2012, THE COMPANY RELEASED (I) 330,154,110 SHARES IN THE FORM OF 2,821,830 CPOS, IN THE AMOUNT OF PS.36,966, IN CONNECTION WITH THE STOCK PURCHASE PLAN; (II) 2,692,361,295 SHARES, IN THE FORM OF 23,011,635 CPOS, AND 380,394,027 SHARES SERIES “A”, IN THE AGGREGATE AMOUNT OF PS.656,146, IN CONNECTION WITH THE LONG-TERM RETENTION PLAN.  ADDITIONALLY, DURING THE NINE MONTHS ENDED SEPTEMBER 30, 2012, THIS TRUST ACQUIRED 152,100,000 SHARES OF THE COMPANY, IN THE FORM OF 1,300,000 CPOS, IN THE AMOUNT OF PS.74,241.

(3)	IN CONNECTION WITH THE COMPANY’S STOCK PURCHASE PLAN AND THE LONG-TERM RETENTION PLAN.

THE GROUP ACCRUED IN EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY A SHARE-BASED COMPENSATION EXPENSE OF PS.472,047 FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012, WHICH AMOUNT WAS REFLECTED IN CONSOLIDATED OPERATING INCOME AS ADMINISTRATIVE EXPENSE.

6.         RESERVE FOR REPURCHASE OF SHARES:

NO RESERVE FOR REPURCHASE OF SHARES WAS OUTSTANDING AS OF SEPTEMBER 30, 2012.

IN ACCORDANCE WITH THE MEXICAN SECURITIES LAW, ANY AMOUNT OF SHARES REPURCHASED AND HELD BY THE COMPANY SHOULD BE RECOGNIZED AS A CHARGE TO STOCKHOLDERS' EQUITY, AND ANY CANCELLATION OF SHARES REPURCHASED SHOULD BE RECOGNIZED AS A REDUCTION OF THE COMPANY'S CAPITAL STOCK ISSUED FOR AN AMOUNT PROPORTIONATE TO THE SHARES CANCELLED.

7.         FINANCE EXPENSES, NET:

FINANCE EXPENSE, NET FOR THE NINE MONTHS ENDED SEPTEMBER 30 CONSISTED OF:

	2012		2011
INTEREST EXPENSE	Ps.	3,226,887	Ps.	3,027,154
INTEREST INCOME		(721,031)		(724,952)
FOREIGN EXCHANGE (GAIN) LOSS, NET		(13,572)		389,370
OTHER FINANCE EXPENSE, NET (1)		840,547		969,715
	Ps.	3,332,831	Ps.	3,661,287

(1)
OTHER FINANCE EXPENSE, NET, CONSISTED PRIMARILY OF (GAIN) OR LOSS FROM DERIVATIVE FINANCIAL INSTRUMENTS, INCLUDING A NON-CASH (GAIN) LOSS IN FAIR VALUE FROM AN EMBEDDED DERIVATIVE IN A HOST CONTRACT RELATED TO THE GROUP’S INVESTMENT IN CONVERTIBLE DEBENTURES OF BMP, THE PARENT COMPANY OF UNIVISION, IN THE AMOUNT OF PS.(194,480) AND PS.611,100 FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011, RESPECTIVELY. ALSO, IN THE NINE MONTHS ENDED SEPTEMBER 30, 2012, OTHER FINANCE EXPENSE, NET, INCLUDED A NON-CASH CHARGE IN THE AMOUNT OF PS.933,000 RELATED TO THE RECYCLING FROM ACCUMULATED OTHER COMPREHENSIVE INCOME, NET, OF CUMULATIVE   CHANGES IN FAIR VALUE OF EQUITY FINANCIAL INSTRUMENTS AVAILABLE FOR SALE IN CONNECTION WITH THE GROUP’S CONVERSION OF CONVERTIBLE DEBENTURES ISSUED BY GSF TELECOM HOLDINGS, S.A.P.I. DE C.V. (“GSF”), THE PARENT COMPANY OF GRUPO IUSACELL, S.A. DE C.V.  (“IUSACELL”), INTO SHARES OF COMMON STOCK OF GSF.

8.         DEFERRED TAXES:

THE DEFERRED INCOME TAX ASSET AS OF SEPTEMBER 30, 2012 AND DECEMBER 31, 2011 WAS DERIVED FROM:

	2012		2011
ASSETS:
ACCRUED LIABILITIES	Ps.	581,280	Ps.	647,415
GOODWILL		1,483,467		1,483,467
TAX LOSS CARRYFORWARDS		747,372		747,372
ALLOWANCE FOR DOUBTFUL ACCOUNTS		592,609		570,319
CUSTOMER ADVANCES		1,386,262		1,638,868
OPTIONS		987,459		741,331
OTHER ITEMS		353,767		178,679
LIABILITIES:
INVENTORIES		(127,152)		(394,312)
PROPERTY, PLANT AND EQUIPMENT, NET		(452,188)		(736,013)
OTHER ITEMS		(1,097,951)		(1,352,327)
DEFERRED INCOME TAX OF MEXICAN COMPANIES		4,454,925		3,524,799
DEFERRED TAX OF FOREIGN SUBSIDIARIES		455,375		462,865
ASSETS TAX		1,054,789		1,088,485
VALUATION ALLOWANCE		(4,255,193)		(4,288,889)
FLAT RATE BUSINESS TAX		(335,375)		(335,375)
DEFERRED TAX ASSET	Ps.	1,374,521	Ps.	451,885

THE EFECTS OF INCOME TAX PAYABLE AS OF SEPTEMBER 30, 2012 AND DECEMBER 31, 2011, IN CONNECTION WITH THE 2010 MEXICAN TAX REFORM, ARE AS FOLLOWS:

	2012		2011
TAX LOSSES OF SUBSIDIARIES, NET	Ps.	321,079	Ps.	188,246
DIVIDENDS DISTRIBUTED AMONG THE GROUP´S ENTITIES		-		278,557
		321,079		466,803
LESS: CURRENT PORTION		82,960		167,724
NON-CURRENT PORTION	Ps.	238,119	Ps.	299,079

9.         DISCONTINUED OPERATIONS:

NO DISCONTINUED OPERATIONS WERE RECOGNIZED IN INCOME FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011.

10.       SEASONALITY AND QUARTERLY NET RESULTS:

THE GROUP’S RESULTS OF OPERATIONS ARE SEASONAL. THE GROUP TYPICALLY RECOGNIZES A LARGE PERCENTAGE OF ITS OVERALL ADVERTISING NET SALES IN THE FOURTH QUARTER OF THE YEAR IN CONNECTION WITH THE HOLIDAY SHOPPING SEASON. IN 2010 AND 2011, THE GROUP RECOGNIZED 28.5% AND 29.2% OF ITS ADVERTISING NET SALES IN THE FOURTH QUARTER OF THE YEAR, RESPECTIVELY. THE GROUP’S COSTS, IN CONTRAST TO ITS REVENUES, ARE MORE EVENLY INCURRED THROUGHOUT THE YEAR AND GENERALLY DO NOT CORRELATE TO THE AMOUNT OF ADVERTISING SALES.

THE QUARTERLY NET RESULTS FOR THE FOUR QUARTERS ENDED SEPTEMBER 30, 2012 ARE AS FOLLOWS:

QUARTER	ACCUMULATED		QUARTER
4TH / 11	Ps.	6,889,641	Ps.	2,170,133	(A)
1ST / 12		1,505,922		1,505,922	(B)
2ND / 12		2,902,199		1,396,277	(B)
3RD / 12		5,762,560		2,860,361	(B)

(A)	IN ACCORDANCE WITH MEXICAN FRS
(B)	IN ACCORDANCE WITH IFRS

11.       INFORMATION BY SEGMENTS:

INFORMATION BY SEGMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011, IS PRESENTED AS FOLLOWS:

	TOTAL REVENUES		INTERSEGMENT REVENUES		CONSOLIDATED REVENUES		SEGMENT PROFIT (LOSS)
2012:
CONTENT	Ps.	22,665,392	Ps.	528,009	Ps.	22,137,383	Ps.	10,603,377
PUBLISHING		2,452,643		46,089		2,406,554		312,080
SKY		10,654,866		56,737		10,598,129		4,953,625
CABLE AND TELECOM		11,533,410		45,165		11,488,245		4,233,643
OTHER BUSINESSES		3,150,853		283,211		2,867,642		168,564
SEGMENT TOTALS		50,457,164		959,211		49,497,953		20,271,289
RECONCILIATION TO CONSOLIDATED AMOUNTS:
ELIMINATIONS AND CORPORATE EXPENSES		(959,211)		(959,211)		-		(847,459)
DEPRECIATION AND AMORTIZATION EXPENSE		-		-		-		(6,174,626)
CONSOLIDATED TOTAL BEFORE OTHER EXPENSE		49,497,953		-		49,497,953		13,249,204	(1)
OTHER EXPENSE, NET		-		-		-		(433,281)
CONSOLIDATED TOTAL	Ps.	49,497,953	Ps.	-	Ps.	49,497,953	Ps.	12,815,923	(2)

2011:
CONTENT	Ps.	20,946,987	Ps.	632,197	Ps.	20,314,790	Ps.	9,688,273
PUBLISHING		2,216,365		50,484		2,165,881		294,616
SKY		9,283,013		32,559		9,250,454		4,379,655
CABLE AND TELECOM		9,957,208		28,594		9,928,614		3,377,589
OTHER BUSINESSES		2,796,747		167,715		2,629,032		(44,405)
SEGMENT TOTALS		45,200,320		911,549		44,288,771		17,695,728
RECONCILIATION TO CONSOLIDATED AMOUNTS:
ELIMINATIONS AND CORPORATE EXPENSES		(911,549)		(911,549)		-		(803,636)
DEPRECIATION AND AMORTIZATION EXPENSE		-		-		-		(5,388,008)
CONSOLIDATED TOTAL BEFORE OTHER EXPENSE		44,288,771		-		44,288,771		11,504,084	(1)
OTHER EXPENSE, NET		-		-		-		(375,872)
CONSOLIDATED TOTAL	Ps.	44,288,771	Ps.	-	Ps.	44,288,771	Ps.	11,128,212	(2)

(1)	CONSOLIDATED TOTAL REPRESENTS INCOME BEFORE OTHER EXPENSE.
(2)	CONSOLIDATED TOTAL REPRESENTS CONSOLIDATED OPERATING INCOME.

12.       INVESTMENT IN A JOINTLY CONTROLLED ENTITY:

IN APRIL 2011, THE COMPANY AGREED TO MAKE, THROUGH A WHOLLY-OWNED SUBSIDIARY,  AN INVESTMENT INTENDED TO HOLD A 50% EQUITY STAKE IN GSF, THE PARENT COMPANY OF IUSACELL, WHICH CONSISTED OF (I) U.S.$37.5 MILLION (PS.442,001) IN 1.093875% OF THE OUTSTANDING SHARES OF COMMON STOCK OF GSF; AND (II) U.S.$1,565 MILLION (PS.19,229,056) IN UNSECURED  DEBENTURES ISSUED BY GSF THAT ARE MANDATORILY CONVERTIBLE INTO SHARES OF STOCK OF GSF, SUBJECT TO REGULATORY APPROVAL AND OTHER CUSTOMARY CLOSING CONDITIONS. IN CONNECTION WITH THIS INVESTMENT, THE GROUP MADE CASH PAYMENTS IN THE PERIOD FROM APRIL THROUGH OCTOBER 2011 IN THE AGGREGATE AMOUNT OF U.S.$1,602.5 MILLION (PS.19,671,057). IUSACELL IS A PROVIDER OF TELECOMMUNICATIONS SERVICES, PRIMARILY ENGAGED IN PROVIDING MOBILE SERVICES THROUGHOUT MEXICO.  IN ADDITION, THE COMPANY AGREED TO MAKE AN ADDITIONAL PAYMENT OF U.S.$400 MILLION TO GSF IF CUMULATIVE EBITDA, AS DEFINED, REACHES U.S.$3,472 MILLION AT ANY TIME BETWEEN 2011 AND 2015. IN JUNE 2012, (I) THE MEXICAN ANTITRUST COMMISSION APPROVED, SUBJECT TO THE ACCEPTANCE OF CERTAIN CONDITIONS, THE CONVERSION BY THE GROUP OF THE DEBENTURES ISSUED BY GSF INTO COMMON STOCK OF GFS; AND (II) THE GROUP  ACCEPTED THE CONDITIONS ESTABLISHED BY THE MEXICAN ANTITRUST COMMISSION AND CONVERTED THE DEBENTURES ISSUED BY GSF INTO COMMON STOCK OF GSF. UPON CONVERSION OF THE DEBENTURES, THE EQUITY PARTICIPATION OF THE GROUP IN GSF IS 50%, AND THE GROUP SHARES EQUAL GOVERNANCE RIGHTS WITH THE OTHER OWNER OF THIS JOINTLY CONTROLLED ENTITY.

AS OF JUNE 30, 2012, THE GROUP RECOGNIZED AT FAIR VALUE ITS 50% INTEREST IN GSF IN THE AMOUNT OF PS.18,738,057, AND BEGAN TO ACCOUNT FOR ITS INVESTMENT IN THIS JOINT VENTURE BY USING THE EQUITY METHOD.

13.       OTHER TRANSACTIONS:

IN MARCH 2010, SKY REACHED AN AGREEMENT WITH A SUBSIDIARY OF INTELSAT TO LEASE 24 TRANSPONDERS ON INTELSAT IS-21 SATELLITE, WHICH WILL BE MAINLY USED FOR SIGNAL RECEPTION AND RETRANSMISSION SERVICES OVER THE SATELLITE’S ESTIMATED 15-YEAR SERVICE LIFE. IS-21 INTENDS TO REPLACE INTELSAT IS-9 AS SKY’S PRIMARY TRANSMISSION SATELLITE AND IS CURRENTLY EXPECTED TO START SERVICE IN THE THIRD QUARTER OF 2012. THE LEASE AGREEMENT FOR 24 TRANSPONDERS ON IS-21 CONTEMPLATES A MONTHLY PAYMENT OF U.S.$3.0 MILLION TO BE PAID BY SKY BEGINNING IN THE LAST QUARTER OF 2012. IN OCTOBER 2012, THE GROUP RECOGNIZED THIS AGREEMENT AS A FINANCE LEASE OBLIGATION IN THE NET AMOUNT OF U.S.$326.3 MILLION.

IN THE NINE MONTHS ENDED SEPTEMBER 30, 2012, CERTAIN COMPANIES OF THE SKY, PUBLISHING AND OTHER BUSINESSES SEGMENTS PAID A DIVIDEND TO THEIR EQUITY OWNERS IN THE AGGREGATE AMOUNT OF PS.500,000, PS.35,227 AND PS.135,000, RESPECTIVELY, OF WHICH PS.206,667, PS.17,613 AND PS.67,500, RESPECTIVELY, WERE PAID TO THEIR NON-CONTROLLING EQUITY OWNERS.

IN APRIL 2012, THE COMPANY REPAID AT ITS MATURITY AN OUTSTANDING BANK LOAN IN THE PRINCIPAL AMOUNT OF PS.1,000,000.

IN THE NINE MONTHS ENDED SEPTEMBER 30, 2012, ROYALTY REVENUE FROM UNIVISION AND INTEREST INCOME FROM BMP AMOUNTED TO PS.2,382,231 AND PS.166,572, RESPECTIVELY.

14.      TRANSITION TO IFRS:

THE EFFECT OF THE GROUP’S TRANSITION TO IFRS IS SUMMARIZED BELOW. THE GROUP’S CONSOLIDATED ASSETS, LIABILITIES AND EQUITY UNDER MEXICAN FRS WERE FIRST ADJUSTED AT JANUARY 1, 2011, THE TRANSITION DATE, FOR THE PRINCIPAL DIFFERENCES BETWEEN MEXICAN FRS AND IFRS, AND THE ADJUSTED AMOUNTS BECAME THE IFRS ACCOUNTING BASIS FOR PERIODS BEGINNING ON JANUARY 1, 2011, AND FOR SUBSEQUENT PERIODS.

RECONCILIATION OF CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS OF DECEMBER 31, 2011 AS PREVIOUSLY REPORTED UNDER MEXICAN FRS TO IFRS:

	EXPLANATORY NOTES	AMOUNTS UNDER MEXICAN FRS AT DECEMBER 31, 2011		ADJUSTMENTS		AMOUNTS UNDER IFRS AT DECEMBER 31, 2011
ASSETS
CURRENT ASSETS:
CASH AND CASH EQUIVALENTS		Ps.	16,275,924	Ps.		Ps.	16,275,924
TEMPORARY INVESTMENTS			5,422,563				5,422,563
TRADE NOTES AND ACCOUNTS RECEIVABLE, NET			19,243,712				19,243,712
OTHER ACCOUNTS AND NOTES RECEIVABLE, NET			2,458,802				2,458,802
DERIVATIVE FINANCIAL INSTRUMENTS			99,737				99,737
DUE FROM AFFILIATED COMPANIES			450,064				450,064
TRANSMISSION RIGHTS AND PROGRAMMING			4,178,945				4,178,945
INVENTORIES, NET			1,383,822				1,383,822
OTHER CURRENT ASSETS			1,146,189				1,146,189
TOTAL CURRENT ASSETS			50,659,758				50,659,758
NON-CURRENT ASSETS:
NON-CURRENT ACCOUNTS RECEIVABLE			253,795				253,795
DERIVATIVE FINANCIAL INSTRUMENTS			45,272				45,272
TRANSMISSION RIGHTS AND PROGRAMMING	A		6,832,527		(39,376)		6,793,151
INVESTMENTS	B, C		43,407,790		612,715		44,020,505
PROPERTY, PLANT AND EQUIPMENT, NET	B, D, E		41,498,967		(624,081)		40,874,886
INTANGIBLE ASSETS, NET	A, B, E, F		11,861,380		(1,187,449)		10,673,931
PLAN ASSETS IN EXCESS OF EMPLOYEE BENEFIT OBLIGATIONS	I		-		105,090		105,090
DEFERRED INCOME TAXES	H		410,893		40,992		451,885
OTHER ASSETS			91,018				91,018
TOTAL ASSETS		Ps.	155,061,400	Ps.	(1,092,109)	Ps.	153,969,291
LIABILITIES AND EQUITY
CURRENT LIABILITIES:
SHORT-TERM DEBT AND CURRENT PORTION OF LONG-TERM DEBT, NET	F	Ps.	1,170,000	Ps.	(128)	Ps.	1,169,872
CURRENT PORTION OF CAPITAL LEASE OBLIGATIONS			381,891				381,891
TRADE ACCOUNTS PAYABLE			7,687,518				7,687,518
CUSTOMER DEPOSITS AND ADVANCES			20,926,324				20,926,324
TAXES PAYABLE			1,388,242				1,388,242
ACCRUED INTEREST			792,645				792,645
EMPLOYEE BENEFITS			252,492				252,492
DUE AFFILIATED COMPANIES			43,089				43,089
OTHER ACCRUED LIABILITIES			3,359,911				3,359,911
TOTAL CURRENT LIABILITIES			36,002,112		(128)		36,001,984
NON-CURRENT LIABILITIES:
LONG-TERM DEBT, NET	F		55,657,000		(862,086)		54,794,914
CAPITAL LEASE OBLIGATIONS			201,844				201,844
DERIVATIVE FINANCIAL INSTRUMENTS			310,604				310,604
CUSTOMER DEPOSITS AND ADVANCES			460,000				460,000
OTHER LONG-TERM LIABILITIES	G		3,047,487		63,083		3,110,570
RETIREMENT AND TERMINATION BENEFITS	I		525,868		(525,868)		-
TOTAL LIABILITIES			96,204,915		(1,324,999)		94,879,916
EQUITY
CAPITAL STOCK ISSUED, NO PAR VALUE	J		10,238,885		(5,198,077)		5,040,808
ADDITIONAL PAID-IN CAPITAL	J		16,593,239		(703,420)		15,889,819
LEGAL RESERVE			2,139,007				2,139,007
UNAPPROPRIATED EARNINGS	A, B, D, H, I, J, K		28,596,239		8,091,442		36,687,681
NET INCOME FOR THE PERIOD			6,889,641		(223,705)		6,665,936
ACCUMULATED OTHER COMPREHENSIVE INCOME, NET	C, K		3,174,521		(1,850,878)		1,323,643
SHARE REPURCHASED			(15,971,710)				(15,971,710)
TOTAL CONTROLLING INTEREST			51,659,822		115,362		51,775,184
NON-CONTROLLING INTEREST	E		7,196,663		117,528		7,314,191
TOTAL EQUITY			58,856,485		232,890		59,089,375
TOTAL LIABILITIES AND EQUITY		Ps.	155,061,400	Ps.	(1,092,109)	Ps.	153,969,291

RECONCILIATION OF CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS OF JANUARY 1, 2011, AS PREVIOUSLY REPORTED UNDER MEXICAN FRS TO IFRS:

	EXPLANATORY NOTES	AMOUNTS UNDER MEXICAN FRS AT JANUARY 1, 2011		ADJUSTMENTS		AMOUNTS UNDER IFRS AT JANUARY 1, 2011
ASSETS
CURRENT ASSETS:
CASH AND CASH EQUIVALENTS		Ps.	20,942,531	Ps.		Ps.	20,942,531
TEMPORARY INVESTMENTS			10,446,840				10,446,840
TRADE NOTES AND ACCOUNTS RECEIVABLE, NET			17,701,125				17,701,125
OTHER ACCOUNTS AND NOTES RECEIVABLE, NET			4,112,470				4,112,470
DUE FROM AFFILIATED COMPANIES			196,310				196,310
TRANSMISION RIGHTS AND PROGRAMMING			4,004,415				4,004,415
INVENTORIES, NET			1,254,536				1,254,536
OTHER CURRENT ASSETS			1,117,740				1,117,740
TOTAL CURRENT ASSETS			59,775,967				59,775,967
NON-CURRENT ASSETS:
NON-CURRENT ACCOUNTS RECEIVABLE			67,763				67,763
DERIVATIVE FINANCIAL INSTRUMENTS			189,400				189,400
TRANSMISSION RIGHTS AND PROGRAMMING	A		5,627,602		(48,105)		5,579,497
INVESTMENTS	B, C		21,837,453		(79,635)		21,757,818
PROPERTY, PLANT AND EQUIPMENT, NET	B, D, E		38,651,847		(1,019,469)		37,632,378
INTANGIBLE ASSETS, NET	A, E, F		10,241,007		929,029		11,170,036
PLAN ASSETS IN EXCESS OF EMPLOYEE BENEFIT OBLIGATIONS	I		-		170,585		170,585
OTHER ASSETS			79,588				79,588
TOTAL ASSETS		Ps.	136,470,627	Ps.	(47,595)	Ps.	136,423,032
LIABILITIES AND EQUITY
CURRENT LIABILITIES:
SHORT-TERM DEBT AND CURRENT PORTION OF LONG-TERM DEBT, NET	F	Ps.	1,469,142	Ps.	(652)	Ps.	1,468,490
CURRENT PORTION OF CAPITAL LEASE OBLIGATIONS			280,137				280,137
TRADE ACCOUNTS PAYABLE			7,472,253				7,472,253
CUSTOMER DEPOSITS AND ADVANCES			18,587,871				18,587,871
TAXES PAYABLE			1,443,887				1,443,887
ACCRUED INTEREST			750,743				750,743
EMPLOYEE BENEFITS			199,638				199,638
DUE AFFILIATED COMPANIES			48,753				48,753
DERIVATIVE FINANCIAL INSTRUMENTS			74,329				74,329
OTHER ACCRUED LIABILITIES			2,982,309				2,982,309
TOTAL CURRENT LIABILITIES			33,309,062		(652)		33,308,410
NON-CURRENT LIABILITIES:
LONG-TERM DEBT, NET	F		46,495,660		(915,987)		45,579,673
CAPITAL LEASE OBLIGATIONS			349,674				349,674
DERIVATIVE FINANCIAL INSTRUMENTS			103,528				103,528
CUSTOMER DEPOSITS AND ADVANCES			495,508				495,508
OTHER LONG-TERM LIABILITIES	G		3,027,766		69,000		3,096,766
DEFERRED INCOME TAXES	H		401,525		(205,598)		195,927
RETIREMENT AND TERMINATION BENEFITS	I		430,143		(430,143)		-
TOTAL LIABILITIES			84,612,866		(1,483,380)		83,129,486
EQUITY
CAPITAL STOCK ISSUED, NO PAR VALUE	J		10,019,859		(5,136,077)		4,883,782
ADDITIONAL PAID-IN CAPITAL	J		4,547,944		(703,420)		3,844,524
LEGAL RESERVE			2,135,423				2,135,423
UNAPPROPRIATED EARNINGS	A, B, D, H, I, J, K		31,266,773		8,144,403		39,411,176
NET INCOME FOR THE PERIOD			-				-
ACCUMULATED OTHER COMPREHENSIVE INCOME, NET	C, K		3,251,109		(2,704,574)		546,535
SHARE REPURCHASED			(6,156,625)				(6,156,625)
TOTAL CONTROLLING INTEREST			45,064,483		(399,668)		44,664,815
NON-CONTROLLING INTEREST	E		6,793,278		1,835,453		8,628,731
TOTAL EQUITY			51,857,761		1,435,785		53,293,546
TOTAL LIABILITIES AND EQUITY		Ps.	136,470,627	Ps.	(47,595)	Ps.	136,423,032

RECONCILIATION OF CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS OF SEPTEMBER 30, 2011, AS PREVIOUSLY REPORTED UNDER MEXICAN FRS TO IFRS:

	EXPLANATORY NOTES	AMOUNTS UNDER MEXICAN FRS AT SEPTEMBER 30, 2011		ADJUSTMENTS		AMOUNTS UNDER IFRS AT SEPTEMBER 30, 2011
ASSETS
CURRENT ASSETS:
CASH AND CASH EQUIVALENTS		Ps.	17,154,163	Ps.		Ps.	17,154,163
TEMPORARY INVESTMENTS			6,017,038				6,017,038
TRADE NOTES AND ACCOUNTS RECEIVABLE, NET			10,664,266				10,664,266
OTHER ACCOUNTS AND NOTES RECEIVABLE, NET			3,962,002				3,962,002
DERIVATIVE FINANCIAL INSTRUMENTS			135,713				135,713
DUE FROM AFFILIATED COMPANIES			568,374				568,374
TRANSMISION RIGHTS AND PROGRAMMING			4,158,045				4,158,045
INVENTORIES, NET			1,303,688				1,303,688
OTHER CURRENT ASSETS			1,488,345				1,488,345
TOTAL CURRENT ASSETS			45,451,634				45,451,634
NON-CURRENT ASSETS:
NON-CURRENT ACCOUNTS RECEIVABLE			71,424				71,424
TRANSMISSION RIGHTS AND PROGRAMMING	A		6,564,232		(41,260)		6,522,972
INVESTMENTS	B, C		40,599,339		1,261,945		41,861,284
PROPERTY, PLANT AND EQUIPMENT, NET	B, D, E		39,730,360		(642,444)		39,087,916
INTANGIBLE ASSETS, NET	A, B, E, F		11,970,045		(1,203,408)		10,766,637
PLAN ASSETS IN EXCESS OF EMPLOYEE BENEFIT OBLIGATIONS	I		-		137,564		137,564
DEFERRED INCOME TAXES	H		-		276,273		276,273
OTHER ASSETS			86,350				86,350
TOTAL ASSETS		Ps.	144,473,384	Ps.	(211,330)	Ps.	144,262,054
LIABILITIES AND EQUITY
CURRENT LIABILITIES:
SHORT-TERM DEBT AND CURRENT PORTION OF LONG-TERM DEBT, NET	F	Ps.	1,170,000	Ps.	(252)	Ps.	1,169,748
CURRENT PORTION OF CAPITAL LEASE OBLIGATIONS			403,045				403,045
TRADE ACCOUNTS PAYABLE			7,437,905				7,437,905
CUSTOMER DEPOSITS AND ADVANCES			9,306,723				9,306,723
TAXES PAYABLE			1,172,260				1,172,260
ACCRUED INTEREST			813,301				813,301
EMPLOYEE BENEFITS			489,292				489,292
DUE AFFILIATED COMPANIES			55,766				55,766
OTHER ACCRUED LIABILITIES			9,421,431				9,421,431
TOTAL CURRENT LIABILITIES			30,269,723		(252)		30,269,471
NON-CURRENT LIABILITIES:
LONG-TERM DEBT, NET	F		55,476,800		(891,156)		54,585,644
CAPITAL LEASE OBLIGATIONS			236,728				236,728
DERIVATIVE FINANCIAL INSTRUMENTS			324,628				324,628
CUSTOMER DEPOSITS AND ADVANCES			563,508				563,508
OTHER LONG-TERM LIABILITIES	G		2,862,367		63,819		2,926,186
DEFERRED INCOME TAXES	H		168,501		(168,501)		-
RETIREMENT AND TERMINATION BENEFITS	I		534,371		(534,371)		-
TOTAL LIABILITIES			90,436,626		(1,530,461)		88,906,165
EQUITY
CAPITAL STOCK ISSUED, NO PAR VALUE	J		10,118,099		(5,198,077)		4,920,022
ADDITIONAL PAID-IN CAPITAL	J		6,214,096		(703,420)		5,510,676
LEGAL RESERVE			2,139,007				2,139,007
UNAPPROPRIATED EARNINGS	A, B, D, H, I, J, K		29,193,866		8,092,415		37,286,281
NET INCOME FOR THE PERIOD			4,719,508		(255,384)		4,464,124
ACCUMULATED OTHER COMPREHENSIVE INCOME, NET	C, K		1,075,222		(734,668)		340,554
SHARE REPURCHASED			(6,230,334)				(6,230,334)
TOTAL CONTROLLING INTEREST			47,229,464		1,200,866		48,430,330
NON-CONTROLLING INTEREST	E		6,807,294		118,265		6,925,559
TOTAL EQUITY			54,036,758		1,319,131		55,355,889
TOTAL LIABILITIES AND EQUITY		Ps.	144,473,384	Ps.	(211,330)	Ps.	144,262,054

RECONCILIATION OF CONSOLIDATED STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2011, AS PREVIOUSLY REPORTED UNDER MEXICAN FRS TO IFRS:

	EXPLANATORY NOTES	AMOUNTS UNDER MEXICAN FRS		ADJUSTMENTS AND RECLASSIFICATIONS		AMOUNTS UNDER IFRS
NET SALES		Ps.	62,581,541	Ps.		Ps.	62,581,541
COST OF SALES (EXCLUDING DEPRECIATION AND AMORTIZATION)	I		28,166,280		(33,571)		28,132,709
SELLING EXPENSES (EXCLUDING DEPRECIATION AND AMORTIZATION)	I		4,972,866		(57)		4,972,809
ADMINISTRATIVE EXPENSES (EXCLUDING DEPRECIATION AND AMORTIZATION)	I		5,190,621		56,513		5,247,134
DEPRECIATION AND AMORTIZATION	A, D		7,429,728		(68,176)		7,361,552
INCOME BEFORE OTHER EXPENSE			16,822,046		45,291		16,867,337
OTHER EXPENSE, NET			(639,966)		46,305		(593,661)
OPERATING INCOME			16,182,080		91,596		16,273,676
FINANCE EXPENSE, NET	C, K		(4,142,749)		(498,227)		(4,640,976)
EQUITY IN (LOSSES) INCOME OF AFFILIATES, NET			(449,439)		121		(449,318)
INCOME BEFORE INCOME TAXES			11,589,892		(406,510)		11,183,382
INCOME TAXES	C, H		3,409,751		(183,684)		3,226,067
NET INCOME		Ps.	8,180,141	Ps.	(222,826)	Ps.	7,957,315

NET INCOME ATTRIBUTABLE TO:
CONTROLLING INTEREST		Ps.	6,889,641	Ps.	(223,705)	Ps.	6,665,936
NON-CONTROLLING INTEREST			1,290,500		879		1,291,379
		Ps.	8,180,141	Ps.	(222,826)	Ps.	7,957,315

RECONCILIATION OF CONSOLIDATED STATEMENT OF INCOME FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2011, AS PREVIOUSLY REPORTED UNDER MEXICAN FRS TO IFRS:

	EXPLANATORY NOTES	AMOUNTS UNDER MEXICAN FRS		ADJUSTMENTS AND RECLASSIFICATIONS		AMOUNTS UNDER IFRS
NET SALES		Ps.	15,963,451	Ps.		Ps.	15,963,451
COST OF SALES (EXCLUDING DEPRECIATION AND AMORTIZATION)	I		6,943,016		(33,534)		6,909,482
SELLING EXPENSES (EXCLUDING DEPRECIATION AND AMORTIZATION)	I		1,254,434		(239)		1,254,195
ADMINISTRATIVE EXPENSES (EXCLUDING DEPRECIATION AND AMORTIZATION)	I		1,286,682		5,288		1,291,970
DEPRECIATION AND AMORTIZATION	A, D		1,841,188		(11,413)		1,829,775
INCOME BEFORE OTHER EXPENSE			4,638,131		39,898		4,678,029
OTHER EXPENSE, NET			(200,799)		1,242		(199,557)
OPERATING INCOME			4,437,332		41,140		4,478,472
FINANCE EXPENSE, NET	C, K		(1,316,329)		(69,816)		(1,386,145)
EQUITY IN (LOSSES) INCOME OF AFFILIATES, NET			(86,529)		(221)		(86,750)
INCOME BEFORE INCOME TAXES			3,034,474		(28,897)		3,005,577
INCOME TAXES	C, H		784,429		(6,146)		778,283
NET INCOME		Ps.	2,250,045	Ps.	(22,751)	Ps.	2,227,294

NET INCOME ATTRIBUTABLE TO:
CONTROLLING INTEREST		Ps.	2,045,148	Ps.	(23,256)	Ps.	2,021,892
NON-CONTROLLING INTEREST			204,897		505		205,402
		Ps.	2,250,045	Ps.	(22,751)	Ps.	2,227,294

RECONCILIATION OF CONSOLIDATED STATEMENT OF INCOME FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011, AS PREVIOUSLY REPORTED UNDER MEXICAN FRS TO IFRS:

	EXPLANATORY NOTES	AMOUNTS UNDER MEXICAN FRS		ADJUSTMENTS AND RECLASSIFICATIONS		AMOUNTS UNDER IFRS
NET SALES		Ps.	44,288,771	Ps.		Ps.	44,288,771
COST OF SALES (EXCLUDING DEPRECIATION AND AMORTIZATION)	I		20,123,037		(82,554)		20,040,483
SELLING EXPENSES (EXCLUDING DEPRECIATION AND AMORTIZATION)	I		3,564,742		(1,017)		3,563,725
ADMINISTRATIVE EXPENSES (EXCLUDING DEPRECIATION AND AMORTIZATION)	I		3,777,198		15,273		3,792,471
DEPRECIATION AND AMORTIZATION	A, D		5,429,850		(41,842)		5,388,008
INCOME BEFORE OTHER EXPENSE			11,393,944		110,140		11,504,084
OTHER EXPENSE, NET			(386,429)		10,557		(375,872)
OPERATING INCOME			11,007,515		120,697		11,128,212
FINANCE EXPENSE, NET	C, K		(3,057,922)		(603,365)		(3,661,287)
EQUITY IN (LOSSES) INCOME OF AFFILIATES, NET			(318,155)		369		(317,786)
INCOME BEFORE INCOME TAXES			7,631,438		(482,299)		7,149,139
INCOME TAXES	C, H		2,006,528		(228,449)		1,778,079
NET INCOME		Ps.	5,624,910	Ps.	(253,850)	Ps.	5,371,060

NET INCOME ATTRIBUTABLE TO:
CONTROLLING INTEREST		Ps.	4,719,508	Ps.	(255,384)	Ps.	4,464,124
NON-CONTROLLING INTEREST			905,402		1,534		906,936
		Ps.	5,624,910	Ps.	(253,850)	Ps.	5,371,060

EXPLANATORY NOTES TO THE IFRS ADJUSTMENTS

(A) THE EFFECTS OF INFLATION RECOGNIZED BY THE GROUP IN INTANGIBLE ASSETS BETWEEN 1998 (THE FIRST YEAR OF TRANSITION FROM HYPERINFLATION TO INFLATION UNDER IFRS IN THE MEXICAN ECONOMY) AND 2007 (THE LAST YEAR THAT EFFECTS OF INFLATION WERE RECOGNIZED IN THE GROUP’S CONSOLIDATED FINANCIAL STATEMENTS UNDER MEXICAN FRS) AMOUNTED TO AN AGGREGATE OF PS.368,111 AT THE TRANSITION DATE. THIS AGGREGATE ADJUSTMENT WAS REFLECTED IN CONCESSIONS AND LICENSES, TRADEMARKS, TRANSMISSION RIGHTS AND PROGRAMMING, SUBSCRIBER LISTS AND OTHER INTANGIBLE ASSETS AND DEFERRED CHARGES (OTHER THAN GOODWILL). THE RESULTING DECREASED AMORTIZATION EXPENSE OF PS.623 FOR THE YEAR ENDED DECEMBER 31, 2011, AND PS.572 FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011, WAS RECOGNIZED IN CONSOLIDATED INCOME. ADJUSTMENTS TO THE CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS OF DECEMBER 31, 2011 ARE NET OF ACCUMULATED AMORTIZATION.

(B) THE EFFECTS OF INFLATION RECOGNIZED BY THE GROUP BETWEEN 1998 AND 2007 AS ADJUSTMENTS TO NON-MONETARY ITEMS IN FINANCIAL STATEMENTS OF FOREIGN SUBSIDIARIES AND ASSOCIATES UNDER MEXICAN FRS AMOUNTED TO PS.179,983 AND PS.160,673 AS OF DECEMBER 31 AND JANUARY 1, 2011, RESPECTIVELY.

(C) THE GROUP RECOGNIZED AND MEASURED AT FAIR VALUE AT DECEMBER 31 AND JANUARY 1, 2011 AN EMBEDDED DERIVATIVE IN A HOST CONTRACT RELATED TO ITS INVESTMENT IN BMP CONVERTIBLE DEBENTURES DUE 2025, WHICH WAS NOT SEPARATED UNDER MEXICAN FRS. CHANGES IN FAIR VALUE OF THIS EMBEDDED DERIVATIVE IN THE AMOUNT OF PS.503,200  AND PS.611,100 WERE RECOGNIZED IN THE CONDENSED CONSOLIDATED STATEMENT OF INCOME UNDER IFRS AS OTHER FINANCE EXPENSE, NET, FOR THE YEAR ENDED DECEMBER 31, 2011 AND THE NINE MONTHS ENDED SEPTEMBER 30, 2011, RESPECTIVELY.

(D) IN ACCORDANCE WITH THE PROVISIONS OF IAS 16, PROPERTY, PLANT AND EQUIPMENT, AND THE EXEMPTION ALLOWED BY IFRS 1, FIRST-TIME ADOPTION OF IFRS, THE GROUP RECOGNIZED AS DEEMED COST THE FAIR VALUE OF CERTAIN REAL ESTATE PROPERTY AT JANUARY 1, 2011, AS PROVIDED BY INDEPENDENT APPRAISALS. ACCORDINGLY, THE AMOUNT OF PS.649,278, REFLECTS THE TOTAL ADJUSTMENTS MADE TO THE CARRYING VALUE OF SELECTED LAND AND BUILDINGS OWNED BY THE GROUP TO RECOGNIZE THEIR FAIR VALUE AT THE TRANSITION DATE. THE RESULTING DECREASED DEPRECIATION EXPENSE OF PS.67,553  FOR THE YEAR ENDED DECEMBER 31, 2011, AND PS.41,270  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011, WAS RECOGNIZED IN CONSOLIDATED INCOME. THE ADJUSTMENT TO THE CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS OF DECEMBER 31, 2011 IS NET OF ACCUMULATED DEPRECIATION.

(E) IN ACCORDANCE WITH THE PROVISIONS OF IFRS 1, FIRST-TIME ADOPTION OF IFRS, THE GROUP ELECTED TO APPLY, BEGINNING ON JUNE 1, 2008, THE GUIDELINES OF IFRS 3 (AS REVISED IN 2008), BUSINESS COMBINATIONS, AND IAS 27 (AS AMENDED IN 2008), CONSOLIDATED AND SEPARATE FINANCIAL STATEMENTS. THE ADJUSTMENT AS OF JANUARY 1, 2011 REFLECTS THE RECOGNITION OF NON-CONTROLLING INTEREST IN ACCORDANCE WITH IFRS 3 (AS REVISED IN 2008). THIS NON-CONTROLLING INTEREST WAS ACQUIRED BY THE CONTROLLING INTEREST IN THE FIRST AND SECOND QUARTER OF 2011. AS A RESULT, NO RELATED ADJUSTMENT IS REFLECTED IN THE CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS OF DECEMBER 31, 2011.

(F) DEFERRED FINANCING COSTS CONSISTING PRIMARILY OF FEES AND EXPENSES INCURRED IN CONNECTION WITH THE ISSUANCE OF DEBT IN THE AMOUNT OF PS.862,214, PS.916,639, AND PS.891,408 AS OF DECEMBER 31, JANUARY 1 AND SEPTEMBER 30, 2011, RESPECTIVELY, ARE CLASSIFIED AS PART OF DEBT UNDER IFRS. THESE ITEMS WERE CLASSIFED AS NON-CURRENT ASSETS UNDER MEXICAN FRS.

(G) A LONG-TERM LIABILITY FOR RETIREMENT OF CERTAIN LEASEHOLD IMPROVEMENTS CLASSIFIED IN PROPERTY, PLANT AND EQUIPMENT WAS RECOGNIZED UNDER IFRS IN THE AMOUNT OF PS.62,027, PS.69,000 AND PS.63,819 AS OF DECEMBER 31, JANUARY 1  AND SEPTEMBER 30, 2011, RESPECTIVELY.

(H) THE DEFERRED INCOME TAXES RELATED TO THOSE TEMPORARY DIFFERENCES ARISING FROM IFRS ADJUSTMENTS MADE BY THE GROUP AT DECEMBER 31, JANUARY 1 AND SEPTEMBER 30, 2011, AMOUNTED TO PS.40,992, PS.205,598 AND PS.444,774, RESPECTIVELY, AND ARE PRIMARILY RELATED TO PROPERTY, PLANT AND EQUIPMENT, INTANGIBLE ASSETS, BENEFITS TO EMPLOYEES AND AVAILABLE-FOR-SALE FINANCIAL ASSETS.

(I) THE AGGREGATE ADJUSTMENTS TO POST-EMPLOYMENT BENEFITS AMOUNTED TO PS.630,958, PS.600,728 AND PS.671,935 AT DECEMBER 31, JANUARY 1 AND SEPTEMBER 30, 2011, RESPECTIVELY. THESE ADJUSTMENTS TO NON-CURRENT EMPLOYEE BENEFITS WERE MADE IN ACCORDANCE WITH THE PROVISIONS OF IAS 19, EMPLOYEE BENEFITS, AND IFRS 1, FIRST-TIME ADOPTION OF IFRS, AND CONSIST PRIMARILY OF (I) THE RECLASSIFICATION TO CONSOLIDATED EQUITY OF THE OUTSTANDING BALANCE OF NET ACTUARIAL GAIN AND THE UNRECOGNIZED PRIOR SERVICE COST FOR TRANSITION LAIBILITY UNDER MEXICAN FRS; AND (II) THE WRITE-OFF OF SEVERANCE INDEMNITIES TO EMPLOYEES ACCRUED UNDER MEXICAN FRS AT JANUARY 1, 2011.

(J) THE ADJUSTMENTS MADE TO CAPITAL STOCK AND ADDITIONAL PAID-IN-CAPITAL OF THE COMPANY AS OF JANUARY 1, 2011, TO ELIMINATE THE EFFECTS OF INFLATION RECOGNIZED UNDER MEXICAN FRS, IN THE AGGREGATE AMOUNT OF PS.5,839,497.

(K) THE ADJUSTMENTS MADE TO ACCUMULATED OTHER COMPREHENSIVE INCOME IN CONSOLIDATED EQUITY AS OF JANUARY 1, 2011, IN CONNECTION WITH THE CUMULATIVE FOREIGN CURRENCY TRANSLATION LOSS IN THE AGGREGATE AMOUNT OF PS.1,370,181, WHICH WAS CLASSIFIED TO RETAINED EARNINGS AT THE TRANSITION DATE, AND THE CHANGES IN FAIR VALUE OF AN EMBEDDED DERIVATIVE IN A HOST CONTRACT, WHICH WERE ACCOUNTED FOR IN 2011 AS OTHER FINANCE EXPENSE, NET, IN THE CONDENSED CONSOLIDATED STATEMENTS OF INCOME UNDER IFRS.

THE CONDENSED CONSOLIDATED STATEMENTS OF INCOME UNDER IFRS INCLUDE   THE PRESENTATION OF OTHER EXPENSE, NET, AS PART OF OPERATING INCOME. UNDER MEXICAN FRS, OTHER EXPENSE, NET WAS PRESENTED AFTER OPERATING INCOME. THEREFORE, THE CONSOLIDATED OPERATING INCOME UNDER IFRS IS NOT DIRECTLY COMPARATIVE WITH CONSOLIDATED OPERATING INCOME PREVIOUSLY REPORTED UNDER MEXICAN FRS.

THE CONDENSED CONSOLIDATED STATEMENTS OF INCOME UNDER IFRS INCLUDE THE PRESENTATION OF OTHER FINANCE EXPENSE, NET, WHICH INCLUDES PRIMARILY INCOME OR EXPENSE FROM DERIVATIVE FINANCIAL INSTRUMENTS. UNDER MEXICAN FRS, INCOME OR EXPENSE FROM DERIVATIVE FINANCIAL INSTRUMENTS WAS PRESENTED AS PART OF INTEREST EXPENSE, INTEREST INCOME OR FOREIGN EXCHANGE GAIN OR LOSS.

THE CONDENSED CONSOLIDATED STATEMENTS OF INCOME UNDER IFRS INCLUDE THE CLASSIFICATION OF THE EMPLOYEES’ PROFIT SHARING AS PART OF OPERATING EXPENSES. UNDER MEXICAN FRS, THE EMPLOYEES’ PROFIT SHARING WAS CLASSIFIED AS PART OF OTHER EXPENSE, NET.

       THE TRANSITION FROM MEXICAN FRS TO IFRS HAD NO SIGNIFICANT IMPACT ON THE CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2011 AND THE NINE MONTHS ENDED SEPTEMBER 30, 2011.

- - - - - - - - - - - -

INVESTMENTS IN ASSOCIATES AND JOINT VENTURES
CONSOLIDATED
Final Printing
COMPANY NAME		MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP	TOTAL AMOUNT (Thousands of Mexican Pesos)
					ACQUISITION COST	BOOK VALUE
1	ARGOS COMUNICACION, S.A. DE C.V.	OPERATION AND/OR BROADCASTING OF T.V.	34,151,934	33.00	141,932	43,738
2	BROADCASTING MEDIA PARTNERS, INC	PROMOTION AND/OR DEVELOPMENT OF COMPANIES	842,850	7.99	2,578,376	2,534,072
3	GSF TELECOM HOLDING, S.A.P.I. DE C.V.	WIRELESS AND FIX TELEPHONY	150,000,000	50.00	18,738,057	18,503,007
4	COMUNICABLE, S.A. DE C.V.	CABLE TV TRANSMISSION	2,000	50.00	16,918	27,963
5	COMUNICABLE DE VALLE HERMOSO, S.A. DE C.V.	CABLE TV TRANSMISSION	2,000	50.00	4,019	3,146
6	DIBUJOS ANIMADOS MEXICANOSDIAMEX, S.A. DE C.V.	PRODUCTION AND DISTRIBUTION OF ANIMATED CARTOONS	1,735,560	49.00	4,384	843
7	EDITORIAL CLIO, LIBROS Y VIDEOS,S.A. DE C.V.	PUBLISHING AND PRINTING OF BOOKS AND MAGAZINES	3,227,050	30.00	32,270	9,045
8	ENDEMOL LATINO, N.A., LLC.	COMMERCIALIZATION OF TELEVISION PROGRAMMING	1	49.00	6,335	6,311
9	ENDEMOL MEXICO, S.A. DE C.V.	COMMERCIALIZATION OF TELEVISION PROGRAMMING	25,000	50.00	25	861
10	GRUPO TELECOMUNICACIONES DEALTA CAPACIDAD, S.A.P.I.	TELECOM	54,666,667	33.33	427,000	-
11	OCESA ENTRETENIMIENTO, S.A. DE C.V.	LIVE ENTERTAINMENT IN MEXICO	14,100,000	40.00	1,062,811	829,284
12	OLLIN VFX, S.A. DE C.V.	TELEVISION AND CINEMA PRODUCTION	34	25.30	13,333	13,333
13	T&V S.A.S.	COMMERCIALIZATION OF TELEVISION PROGRAMMING	1,849	50.00	312	312
	TOTAL INVESTMENT IN ASSOCIATES				23,025,772	21,971,915

OBSERVATIONS:

CREDITS BREAKDOWN
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
					AMORTIZATION OF CREDITS DENOMINATED IN PESOS						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY
	FOREIGN	DATE OF	AMORTIZATION	INTEREST	TIME INTERVAL						TIME INTERVAL
CREDIT TYPE / INSTITUTION	INSTITUTION	CONTRACT	DATE	RATE	CURRENT	UNTIL 1	UNTIL 2	UNTIL 3	UNTIL 4	UNTIL 5	CURRENT	UNTIL 1	UNTIL 2	UNTIL 3	UNTIL 4	UNTIL 5
	(YES/NOT)				YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR
BANKS
FOREIGN TRADE
SECURED
COMMERCIAL BANKS
BANCO NACIONAL DE MÉXICO, S.A.	NO	4/20/2006	4/20/2016	8.74					2,100,000
BANCO SANTANDER , S.A.	NO	4/21/2006	4/21/2016	TIIE+24					1,400,000
AF BANREGIO, S.A. DE C.V.	NO	8/23/2010	11/12/2012	7.79	20,000
BANCO MERCANTIL DEL NORTE, S.A.	NO	2/24/2011	2/21/2016	TIIE+2.15		155,610	266,760	266,760	610,870
BANCO SANTANDER, S.A	NO	3/30/2011	3/30/2016	8.12					1,997,200
BBVA BANCOMER, S.A.	NO	3/30/2011	3/30/2016	8.095					2,496,500
BANCO NACIONAL DE MÉXICO, S.A.	NO	3/25/2011	3/23/2021	9.40						399,150
BANCO NACIONAL DE MÉXICO, S.A.	NO	3/25/2011	3/23/2021	9.06					320	797,980
BANCO NACIONAL DE MÉXICO, S.A.	NO	3/25/2011	3/23/2018	8.77						399,214
HSBC MÉXICO, S.A.	NO	3/28/2011	3/30/2018	TIIE+117.5					625,000	1,869,908
OTHER
TOTAL BANKS					20,000	155,610	266,760	266,760	9,229,890	3,466,252	0	0	0	0	0	0
STOCK MARKET
LISTED STOCK EXCHANGE
UNSECURED
SENIOR NOTES	YES	5/9/2007	5/11/2037	8.93						4,482,115
SENIOR NOTES	NO	10/14/2010	10/1/2020	7.38						9,942,987
SENIOR NOTES	YES	5/6/2008	5/15/2018	6.31												6,401,458
SENIOR NOTES	YES	3/18/2005	3/18/2025	6.97												7,248,532
SENIOR NOTES	YES	3/11/2002	3/11/2032	8.94												3,829,259
SENIOR NOTES	YES	11/23/2009	1/15/2040	6.97												7,554,370
SECURED					0	0	0	0	0	14,425,102	0	0	0	0	0	25,033,619
PRIVATE PLACEMENTS
UNSECURED
SECURED
TOTAL STOCK MARKET
OTHER CURRENT AND NON-CURRENT LIABILITIES WITH COST
GE CAPITAL CEF MÉXICO, S.A. DE R.L.	NO	11/24/2009	1/1/2013		5,272	6,014
CSI LEASING MÉXICO, S. DE R.L.	NO	6/1/2009	8/1/2013		3,872	9,964
THE CAPITA CORPORATION DE MÉXICO	NO	12/1/2009	12/1/2012		406
CSI LEASING MÉXICO, S. DE R.L.	NO	12/1/2011	12/1/2014		33,670	99,903	51,435	2,167
ACACIA FUND, S.A. DE C.V.	NO	7/6/2010	2/21/2013			150,000
INTELSAT, LLC.	YES	9/1/2000	10/1/2012								21,686
IP MATRIX, S.A. DE C.V.	YES	11/1/2009	11/1/2015								3,340	10,275	14,311	15,045	644
TOTAL CURRENT AND NON-CURRENT LIABILITIES WITH COST					43,220	265,881	51,435	2,167	0	0	25,026	10,275	14,311	15,045	644	-

SUPPLIERS
VARIOUS	NO	9/1/2012	9/30/2013		0	4,203,818
VARIOUS	YES	9/1/2012	9/30/2013									4,045,094
TOTAL SUPPLIERS					0	4,203,818	0	0	0	0	0	4,045,094	0	0	0	0

OTHER CURRENT AND NON-CURRENT LIABILITIES
VARIOUS	NO					14,376,846	103,990	103,074	89,194	347,590
2010 MEXICAN TAX REFORM	NO						14,324	74,203	35,279	114,313
DERIVATIVE FINANCIAL INSTRUMENTS	NO								149,095	234,125
CUSTOMER DEPOSITS AND ADVANCES	NO						679,795
VARIOUS	YES											692,333				93,210
TRANSMISION RIGHTS	YES												638,516	520,884	293,441	607,017
OTHER CURRENT AND NON-CURRENT LIABILITIES					0	14,376,846	798,109	177,277	273,568	696,028	0	692,333	638,516	520,884	293,441	700,227

TOTAL					63,220	19,002,155	1,116,304	446,204	9,503,458	18,587,382	25,026	4,747,702	652,827	535,929	294,085	25,733,846

NOTES

THE EXCHANGE RATES FOR THE CREDITS DENOMINATED  IN FOREIGN CURRENCY WERE AS FOLLOWS:

$12.8790	PESOS PER U.S. DOLLAR

DOES NOT INCLUDE LIABILITIES OF TAXES PAYABLE IN FOREIGN CURRENCY AND MEXICAN PESOS (REF. 21050000 TAXES PAYABLE) OF PS.70,459 AND PS.1,202,014, RESPECTIVELY, FOR EFFECTS OF VALIDATION OF THE SYSTEM.

MONETARY FOREIGN CURRENCY POSITION
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
TRADE BALANCE (THOUSANDS OF PESOS)	DOLLARS		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS

MONETARY ASSETS	2,424,424	31,224,157	147,585	1,900,745	33,124,902

CURRENT	969,280	12,483,358	147,585	1,900,745	14,384,103

NON-CURRENT	1,455,144	18,740,799	-	-	18,740,799

LIABILITIES POSITION	2,490,111	31,345,759	55,448	714,115	32,059,874

CURRENT	337,151	4,342,168	38,902	501,019	4,843,187

NON-CURRENT	2,152,960	27,003,591	16,546	213,096	27,216,687

NET BALANCE	(65,687)	(121,602)	92,137	1,186,630	1,065,028

NOTES

THE NON-CURRENT ASSETS INCLUDE U.S.$208,113 THOUSANDS OF LONG-TERM AVAILABLE-FOR-SALE INVESTMENTS, OF WHICH FOREIGN EXCHANGE GAIN OR LOSS RELATED TO THE CHANGES IN FAIR VALUE OF THESE FINANCIAL INSTRUMENTS IS ACCOUNTED FOR AS OTHER COMPREHENSIVE INCOME.

(1)   THE EXCHANGE RATES USED FOR TRANSLATION WERE AS FOLLOWS :

PS.	12.8790	PESOS PER U.S. DOLLAR
	16.5364	PESOS PER EURO
	13.0767	PESOS PER CANADIAN DOLLAR
	2.7466	PESOS PER ARGENTINEAN PESO
	0.6095	PESOS PER URUGUAYAN PESO
	0.0270	PESOS PER CHILEAN PESO
	0.0071	PESOS PER COLOMBIAN PESO
	4.9515	PESOS PER PERUVIAN NUEVO SOL
	13.6836	PESOS PER SWISS FRANC
	2.9951	PESOS PER STRONG BOLIVAR
	6.3442	PESOS PER BRAZILIAN REAL
	20.7620	PESOS PER STERLING LIBRA
	2.0458	PESOS PER CHINESE YUAN

DEBT INSTRUMENTS
CONSOLIDATED
Final Printing

FINANCIAL RESTRICTIONS OF LONG - TERM DEBT SECURITIES

THE AGREEMENTS OF THE U.S.$500 MILLION, U.S.$600 MILLION, U.S.$300 MILLION, PS. 4,500 MILLION, AND U.S.$600 MILLION SENIOR NOTES ISSUED BY GRUPO TELEVISA, S.A.B. WITH MATURITY IN 2018, 2025, 2032, 2037 AND 2040, RESPECTIVELY, CONTAIN COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND CERTAIN RESTRICTED SUBSIDIARIES TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS.

THE AGREEMENT OF NOTES ("CERTIFICADOS BURSÁTILES") DUE 2020 IN THE AGGREGATE PRINCIPAL AMOUNT OF PS.10,000 MILLION, CONTAINS COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND CERTAIN RESTRICTED SUBSIDIARIES TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS.

COMPLIANCE OF FINANCIAL RESTRICTIONS

AT SEPTEMBER 30, 2012, THE GROUP WAS IN COMPLIANCE WITH THE FINANCIAL RESTRICTIONS OF THE CONTRACTS RELATED TO THE LONG-TERM SENIOR NOTES DESCRIBED ABOVE.

SALES DISTRIBUTION BY PRODUCT

TOTAL SALES
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
	NET SALES		MARKET	MAIN
MAIN PRODUCTS	VOLUME	AMOUNT	SHARE	TRADEMARKS	CUSTOMERS
			(%)
DOMESTIC SALES
INTERSEGMENT ELIMINATIONS		(951,394)

CONTENT:
ADVERTISING		16,020,495			GENOMMA LAB INTERNACIONAL, S.A.B. DE C.V.
					COMPAÑIA PROCTER & GAMBLE DE MÉXICO, S. DE R.L DE C.V.
					MARKETING MODELO, S.A DE C.V.
					SABRITAS, S. DE R.L. DE C.V.
					UNILEVER DE MÉXICO, S. DE R.L. DE C.V.
					THE COCA-COLA EXPORT CORPORATION SUCURSAL EN MÉXICO
					BIMBO, S.A. DE C.V.
					MARCAS NESTLÉ, S.A DE C.V.
					DANONE DE MÉXICO, S.A. DE C.V.
					FRABEL, S.A. DE C.V.
NETWORK SUBSCRIPTION REVENUE		1,941,328			MEGA CABLE, S.A. DE C.V.
					TELECABLE DEL ESTADO DE MÉXICO, S.A. DE C.V.
					TELEVICABLE DEL CENTRO, S.A. DE C.V.
LICENSING AND SYNDICATIONS		512,817			VARIOUS

PUBLISHING:
MAGAZINE CIRCULATION	25,176	424,058		TV Y NOVELAS MAGAZINE,	GENERAL PUBLIC (AUDIENCE)
				MEN´S HEALTH MAGAZINE,	DEALERS
				VANIDADES MAGAZINE	COMMERCIAL CENTERS (MALLS)
				COSMOPOLITAN MAGAZINE
				NATIONAL GEOGRAPHIC MAGAZINE
				AUTOMOVIL PANAMERICANO MAGAZINE
				TU MAGAZINE
				DIBUJIN DIBUJADO NIÑOS MAGAZINE
				SKY VIEW MAGAZINE
				MUY INTERESANTE MAGAZINE
				DISNEY PRINCESAS MAGAZINE
				DIBUJIN DIBUJADO NIÑAS MAGAZINE
				COCINA FÁCIL MAGAZINE
ADVERTISING		500,646			FABRICAS DE CALZADO ANDREA, S.A. DE C.V.
					FORD MOTOR COMPANY, S.A. DE C.V.
					DILTEX, S.A. DE C.V.
					FRABEL, S.A. DE C.V.
					UNILEVER DE MÉXICO, S. DE R.L. DE C.V.
					VOLKSWAGEN DE MÉXICO, S.A. DE C.V.
					KIMBERLY CLARK DE MÉXICO, S.A.B. DE C.V.
					DISTRIBUIDORA KROMA, S.A. DE C.V.
					COMPAÑIA PROCTER & GAMBLE DE MÉXICO, S. DE R.L DE C.V.
OTHER INCOME		9,261			VARIOUS
SKY :
DTH BROADCAST SATELLITE		9,570,631		SKY	SUBSCRIBERS
PAY PER VIEW		167,259
CHANNEL COMMERCIALIZATION		177,155			SUAVE Y FÁCIL, S.A. DE C.V.
					UNILEVER DE MÉXICO, S. DE R.L. DE C.V.
					L.G. ELECTRONICS DE MÉXICO, S.A. DE C.V.
CABLE AND TELECOM:
DIGITAL SERVICE		5,167,528		CABLEVISIÓN, CABLEMÁS AND TVI	SUBSCRIBERS
INTERNET SERVICES		1,920,689
SERVICE INSTALLATION		55,994
PAY PER VIEW		39,975
CHANNEL COMMERCIALIZATION		312,065			MULTILMEDIOS S.A. DE C.V.
					COMUNICACIÓN ESPECIALIZADA DEL SURESTE , S.A. DE C.V.
					MEDIA SPORTS DE MÉXICO, S.A. DE C.V.
					MARCAS DE RENOMBRE, S.A. DE C.V.
TELEPHONY		1,822,534
TELECOMMUNICATIONS		1,863,589		BESTEL	SUBSCRIBERS
OTHER		176,138
OTHER BUSINESSES:
DISTRIBUTION, RENTALS, AND SALE
OF MOVIE RIGHTS		235,516			OPERADORA COMERCIAL DE DESARROLLO, S.A. DE C.V.
					OPERADORA DE CINEMAS, S.A. DE C.V.
					CINEMARK DE MÉXICO, S.A. C.V.
					QUALITY FILMS, S. DE R.L. DE C.V.
					EN PANTALLA PRODUCCIONES INTERNACIONALES, S.A. DE C.V.
SPECIAL EVENTS AND SHOW PROMOTION		741,133		CLUB DE FÚTBOL AMÉRICA	GENERAL PUBLIC (AUDIENCE)
				REAL SAN LUIS , F.C.	FEDERACIÓN MEXICANA DE FÚTBOL, A.C.
				IMPULSORA DEL DEPORTIVO NECAXA	AFICIÓN FUTBOL, S.A. DE C.V.
				ESTADIO AZTECA
GAMING		1,411,162		PLAY CITY	GENERAL PUBLIC (AUDIENCE)
				MULTIJUEGOS
ADVERTISED TIME SOLD IN RADIO		385,574			PEGASO PCS, S.A. DE C.V.
					CERVEZAS CUAUHTEMOC MOCTEZUMA, S.A. DE C.V.
					PROPIMEX, S.A. DE C.V.
					ARENA COMMUNICATIONS, S.A. DE C.V.
					MEDIA PLANNING GROUP, S.A. DE C.V.
					IPG MEDIA BRANDS COMMUNICATIONS, S.A. DE C.V.
					TIENDAS COMERCIAL MEXICANA, S.A. DE C.V.
PUBLISHING DISTRIBUTION	9,110	121,096		HOLA MÉXICO MAGAZINE	VARIOUS
				EL SOLITARIO MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				ENTREPRENEUR MAGAZINE	DEALERS
				REVISTA DEL CONSUMIDOR MAGAZINE	COMMERCIAL CENTERS (MALLS)
				MINIREVISTA MINA MAGAZINE
				GLAMOUR MÉXICO MAGAZINE

EXPORT SALES
CONTENT:
ADVERTISING		79,708			CC MEDIOS Y COMUNICACIONES, C.A.
NETWORK SUBSCRIPTION REVENUE		428,404			GALAXY ENTERTAINMENT DE VZLA, C.A. DIRECTV
					DIRECTV ARGENTINA SOCIEDAD ANONIMA
					AMNET CABLE COSTA RICA, S.A.

LICENSING AND SYNDICATIONS		3,563,093		TELEVISA	NETFLIX, INC
				TELEVISA	TVSB 4 DE SAO PAULO, S.A.
				TELEVISA	COMPAÑIA PERUANA DE RADIODIFUSIÓN, S.A.
				TELEVISA	RADIO E TELEVISAO RECORD, S.A.
				TELEVISA	RCN TELEVISION, S.A.
OTHER BUSINESSES:
SPECIAL EVENTS AND SHOW PROMOTION		78,180		REAL SAN LUIS, F.C., CLUB AMÉRICA
DISTRIBUTION, RENTALS, AND SALE
OF MOVIE RIGHTS		24,720			NETFLIX, INC

INTERSEGMENT ELIMINATIONS		(4,835)

SALES OF SUBSIDIARIES ABROAD
CONTENT:
ADVERTISING		119,547			INITIATIVE MEDIA, INC.
					HORIZON MEDIA, INC.
					GROUP M MATRIX
PUBLISHING:
MAGAZINE CIRCULATION	35,662	714,273		T.V. Y NOVELAS MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				GENTE MAGAZINE	DEALERS
				PAPARAZZI MAGAZINE	COMMERCIAL CENTERS (MALLS)
				VANIDADES MAGAZINE
				COSMOPOLITAN MAGAZINE
				TÚ MAGAZINE
				BILINKEN MAGAZINE
				PARA TI MAGAZINE
				CONDORITO MAGAZINE
ADVERTISING		804,405			UNIVERSAL MCCANN SERVICIOS DE MEDIOS LTDA
					GASEOSAS DE CORDOBA, S.A.
					UNILEVER CHILE, S.A.
					MEDIACOM MIAMI
SKY:
DTH BROADCAST SATELLITE		739,821		SKY	SUBSCRIBERS
CABLE AND TELECOM:
TELECOMMUNICATIONS		174,898		BESTEL	SUBSCRIBERS
OTHER BUSINESS:
PUBLISHING DISTRIBUTION:	6,996	134,330		SELECCIONES MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				MAGALY TV MAGAZINE	DEALERS
				VOGUE MAGAZINE	COMMERCIAL CENTERS (MALLS)
				15 MINUTOS MAGAZINE
				HOLA MAGAZINE
				EL FEDERAL MAGAZINE
				COLECCIÓN MINIGOLS MAGAZINE
				HELLO KITTY MAGAZINE
RENTALS OF MOVIES FILMS		19,142			LIONS GATE FILMS INC.

INTERSEGMENT ELIMINATIONS		(2,982)

TOTAL	76,944	49,497,953

ANALYSIS OF PAID CAPITAL STOCK CHARACTERISTIC OF THE SHARES
CONSOLIDATED
Final Printing
SERIES	NOMINAL VALUE (PS.)	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK
			FIXED	VARIABLE	MEXICAN	FREE	FIXED	VARIABLE
			PORTION	PORTION		SUBSCRIPTION
A	0.00000	0	113,603,267,242	0	113,603,267,242	0	848,428	0
B	0.00000	0	52,730,599,877	0	52,730,599,877	0	405,948	0
D	0.00000	0	83,889,532,491	0	83,889,532,491	0	620,017	0
L	0.00000	0	83,889,532,491	0	0	83,889,532,491	620,017	0
TOTAL			334,112,932,101	0	250,223,399,610	83,889,532,491	2,494,410	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID CAPITAL STOCK ON THE DATE OF THE INFORMATION :							334,112,932,101

NOTES:

THE TABLE ABOVE REFLECTS OUTSTANDING SHARES PLUS THE SHARES REPURCHASED REPRESENT THE TOTAL NUMBER OF SHARES ISSUED. SEE NOTE 5 TO CONSOLIDATED FINANCIAL STATEMENTS.

FINANCIAL STATEMENT NOTES
CONSOLIDATED
Final Printing

11060060: AS OF SEPTEMBER 30, 2012, DECEMBER 31 AND JANUARY 1, 2011, INCLUDES TRANSMISSION RIGHTS AND PROGRAMMING FOR PS.4,647,565, PS.4,178,945 AND PS.4,004,415, RESPECTIVELY.

12080050: AS OF SEPTEMBER 30, 2012, DECEMBER 31 AND JANUARY 1, 2011, INCLUDES TRANSMISSION RIGHTS AND PROGRAMMING FOR PS.7,972,035, PS.6,793,151 AND PS.5,579,497, RESPECTIVELY.

91000010: AT SEPTEMBER 2012 DOESN´T INCLUDES TAX LIABILITIES IN FOREIGN CURRENCY FOR PS.70,459 (SEE ATTACHED BREAKDOWN OF CREDITS).

CUM40180000: THIS INFORMATION IS RELATED TO EARNINGS PER CPO. THE CPOS ARE THE SECURITIES TRADED IN THE MEXICAN STOCK EXCHANGE.

CUM40190000: THIS INFORMATION IS RELATED TO EARNINGS PER DILUTED CPO.

40180000: THIS INFORMATION IS RELATED TO EARNINGS PER CPO. THE CPOS ARE THE SECURITIES TRADED IN THE MEXICAN STOCK EXCHANGE.

40190000: THIS INFORMATION IS RELATED TO EARNINGS PER DILUTED CPO.

THE REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANCIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

EXHIBIT 1
TO THE ELECTRONIC FORM TITLED “PREPARATION, FILING, DELIVERY AND DISCLOSURE OF QUARTERLY ECONOMIC, ACCOUNTING AND ADMINISTRATIVE INFORMATION BY ISSUERS”

III. QUALITATIVE AND QUANTITATIVE INFORMATION

i.           Management’s discussion of the policies concerning the use of financial derivative instruments, and explanation as to whether such policies permit the use of said instruments solely for hedging or also for trading or other purposes. The discussion must include a general description of the objectives sought in the execution of financial derivative transactions; the relevant instruments; the hedging or trading strategies implemented in connection therewith; the relevant trading markets; the eligible counterparties; the policies for the appointment of calculation or valuation agents; the principal terms and conditions of the relevant contracts; the policies as to margins, collateral and lines of credit; the authorization process and levels of authorization required by type of transaction (e.g., full hedging, partial hedging, speculation), stating whether the transactions were previously approved by the committee(s) responsible for the development of corporate and auditing practices; the internal control procedures applicable to the management of the market and liquidity risks associated with the positions; and the existence of an independent third party responsible for the review of such procedures and, as the case may be, the observations raised or deficiencies identified by such third party. If applicable, provide information concerning the composition of the overall risk management committee, its operating rules, and the existence of an overall risk management manual.

Management’s discussion of the policies concerning the use of financial derivative instruments, and explanation as to whether such policies permit the use of said instruments solely for hedging or also for trading or other purposes.

In accordance with the policies and procedures implemented by the Finance and Risk area and the Vice President and Corporate Controller, along with the Vice President of Internal Audit, the Company has entered into certain financial derivative transactions for hedging purposes in both the Mexican and international markets so as to manage its exposure to the market risks associated with the changes in interest and foreign exchange rates and inflation. In addition, the Company’s Investments Committee has established guidelines for the investment in structured notes or deposits associated with other derivatives, which by their nature may be considered as derivative transactions for trading purposes. It should be noted that in the third quarter of 2012, no such financial derivatives were outstanding. Pursuant to the provisions of Bulletin C-10 of the Financial Reporting Standards issued by the Mexican Financial Reporting Standards Board, certain financial derivative transactions originally intended to serve as a hedge and in effect until September 30th, 2012, are not within the scope of hedge accounting as specified in such Bulletin and, consequently, are recognized in the accounting based on the standards included in the aforementioned Bulletin.

General description of the objectives sought in the execution of financial derivative transactions; the relevant instruments; the hedging or trading strategies implemented in connection therewith; the relevant trading markets; the eligible counterparties; the policies for the appointment of calculation or valuation agents; the principal terms and conditions of the relevant contracts; the policies as to margins, collateral and lines of credit; the authorization process and levels of authorization required by type of transaction (e.g., full hedging, partial hedging, speculation), stating whether the transactions were previously approved by the committee(s) responsible for the development of corporate and auditing practices; the internal control procedures applicable to the management of the market and liquidity risks associated with the positions; and the existence of an independent third party responsible for the review of such procedures and, as the case may be, the observations raised or deficiencies identified by such third party.

The Company’s principal objective when entering into financial derivative transactions is to mitigate the effects of unforeseen changes in interest and foreign exchange rates and inflation, so as to reduce the volatility in its results and cash flows as a result of such changes.

The Company monitors its exposure to the interest rate risk by: (i) assessing the difference between the interest rates applicable to its debt and temporary investments, and the prevailing market rates for similar instruments; (ii) reviewing its cash flow requirements and financial ratios (interest coverage); (iii) assessing the actual and budgeted-for trends in the principal markets; and (iv) assessing the prevailing industry practices and other similar companies. This approach enables the Company to determine the optimum mix between fixed- and variable-rate interest for its debt.

Foreign exchange risk is monitored by assessing the Company’s monetary position in U.S. dollars and its budgeted cash flow requirements for investments anticipated to be denominated in U.S. dollars and the service of its U.S. dollar-denominated debt.

Financial derivative transactions are reported from time to time to the Audit and Corporate Practices Committee.

The Company has entered into master derivatives agreements with both domestic and foreign financial institutions, that are internationally recognized institutions with which the Company, from time to time, has entered into financial transactions involving corporate and investment banking, as well as treasury services. The form agreement used in connection with financial derivatives transactions with foreign financial institutions is the Master Agreement published by the International Swaps and Derivatives Association, Inc. (“ISDA”) and with local institutions is the Master Agreement published by ISDA and the form agreement recommended by Banco de México. In both cases, the main terms and conditions are standard for these types of transactions and include mechanisms for the appointment of calculation or valuation agents.

In addition, the Company enters into standard guaranty agreements that set forth the margins, collateral and lines of credit applicable in each instance. These agreements establish the credit limits granted by the financial institutions with whom the Company enters into master financial derivative agreements, which specify the margin implications in the case of potential negative changes in the market value of its open financial derivative positions. Pursuant to the agreements entered into by the Company, financial institutions are entitled to make margin calls if certain thresholds are exceeded. In the event of a change in the credit rating issued to the Company by a recognized credit rating agency, the credit limit granted by each counterparty would be modified.

As of the date hereof, the Company has never experienced a margin call with respect to its financial derivative transactions.

In compliance with its risk management objectives and hedging strategies, the Company generally utilizes the following financial derivative transactions:

1.	Cross-currency interest rate swaps (i.e., coupon swaps);

2.	Interest rate and inflation-indexed swaps;

3.	Cross-currency principal and interest rate swaps;

4.	Swaptions;

5.	Forward exchange rate contracts;

6.	FX options;

7.	Interest Rate Caps and Floors contracts;

8.	Fixed-price contracts for the acquisition of government securities (i.e., Treasury locks); and

9.	Credit Default Swaps.

The strategies for the acquisition of financial derivatives transactions are approved by the Risk Management Committee in accordance with the Policies and Objectives for the Use of Financial Derivatives.

During the quarter from July to September 2012, there were no defaults or margin calls under the aforementioned financial derivative transactions.

The Company monitors on a weekly basis the flows generated by the fair market value of and the potential for margin calls under its open financial derivative transactions. The calculation or valuation agent designated in the relevant Master Agreement, which is always the counterparty, issues monthly reports as to the fair market value of the Company’s open positions.

The Risk Management area is responsible for measuring, at least once a month, the Company’s exposure to the financial market risks associated with its financings and investments, and for submitting a report with respect to the Company’s risk position and the valuation of its financial derivatives to the Finance Committee on a monthly basis, and to the Risk Management Committee on a quarterly basis. The Company monitors the credit rating assigned to its counterparties in its outstanding financial derivative transactions on a regular basis.

The office of the Comptroller is responsible for the validation of the Company’s accounting records as related to its financial derivative transactions, based upon the confirmations received from the relevant financial intermediaries, and for obtaining from such intermediaries, on a monthly basis, confirmations or account statements supporting the market valuation of its open financial derivative positions.

As a part of the yearly audit on the Company, the aforementioned procedures are reviewed by the Company’s external auditors. As of the date hereof, the Company’s auditors have not raised any observation or identified any deficiency therein.

Information concerning the composition of the overall risk management committee, its operating rules, and the existence of an overall risk management manual.

The Company has a Risk Management Committee, which is responsible for monitoring the Company’s risk management activities and approving the hedging strategies used to mitigate the financial market risks to which the Company is exposed. The assessment and hedging of the financial market risks are subject to the policies and procedures applicable to the Company’s Risk Management Committee, the Finance and Risk Management areas and the Comptroller that form the Risk Management Manual of the Company. In general terms, the Risk Management Committee is comprised of members of the Corporate Management, Corporate Comptroller, Tax Control and Advice, Information to the Stock Exchange, Finance and Risk, Legal, Administration and Finance, Financial Planning and Corporate Finance areas.

ii.           General description of the valuation methods, indicating whether the instruments are valued at cost or at their fair value pursuant to the applicable accounting principles, the relevant reference valuation methods and techniques, and the events taken into consideration. Describe the policies for and frequency of the valuation, as well as the actions taken in light of the values obtained therefrom. Clarify whether the valuation is performed by an independent third party, and indicate if such third party is the structurer, seller or counterparty of the financial instrument. As with respect to financial derivative transactions for hedging purposes, explain the method used to determine the effectiveness thereof and indicate the level of coverage provided thereby.

The Company values its financial derivative instruments based upon the standard models and calculators provided by recognized market makers. In addition, the Company uses the relevant market variables available from online sources. The financial derivative instruments are valued at a reasonable value pursuant to the applicable accounting provisions.

In the majority of cases, the valuation at a reasonable value is carried out on a monthly basis based on valuations of the counterparties and the verification of such reasonable value with internal valuations prepared by the Risk Management area of the Company. Accounting wise, the valuation of the counterparty is registered.

The Company performs its valuations without the participation of any independent third party.

The method used by the Company to determine the effectiveness of an instrument depends on the hedging strategy and on whether the relevant transaction is intended as a fair-value hedge or a cash-flow hedge. The Company’s methods take into consideration the prospective cash flows generated by or the changes in the fair value of the financial derivative, and the cash flows generated by or the changes in the fair value of the underlying position that it seeks to hedge to determine, in each case, the hedging ratio.

iii.           Management’s discussion of the internal and external sources of liquidity that could be used to satisfy the Company’s requirements in connection with its financial derivatives.

As of the date hereof, the Company’s management has not discussed internal and external sources of liquidity so as to satisfy its requirements in connection with its financial derivatives since, based upon the aggregate amount of the Company’s financial derivative transactions, management is of the opinion that the Company’s significant positions of cash, cash equivalents and temporary investments, and the substantial cash flows generated by the Company, would enable the Company to respond adequately to any such requirements.

iv.           Explanation as to any change in the issuer’s exposure to the principal risks identified thereby and in their management, and any contingency or event known to or anticipated by the issuer’s management, which could affect any future report. Description of any circumstance or event, such as any change in the value of the underlying assets or reference variables, resulting in a financial derivative being used other than as originally intended, or substantially altering its structure, or resulting in the partial or total loss of the hedge, thereby forcing the Issuer to assume new obligations, commitments or changes in its cash flows in a manner that affects its liquidity (e.g., margin calls). Description of the impact of such financial derivative transactions on the issuer’s results or cash flows. Description and number of financial derivatives maturing during the quarter, any closed positions and, if applicable, number and amount of margin calls experienced during the quarter. Disclosure as to any default under the relevant contracts.

Changes in the Company’s exposure to the principal risks identified thereby and in their management, and contingencies or events known to or anticipated by the Company’s management, which could affect any future report.

Since a significant portion of the Company’s debt and costs are denominated in U.S. dollars, while its revenues are primarily denominated in Mexican pesos, depreciation in the value of the Mexican peso against the U.S. dollar and any future depreciation could have a negative effect on the Company’s results due to exchange rate losses. However, the significant amount of U.S. dollars in the Company’s treasury, and the hedging strategies adopted by the Company in recent years, have enabled it to avoid significant foreign exchange losses.

Circumstances or events, such as changes in the value of the underlying assets or reference variables, resulting in a financial derivative being used other than as originally intended, or substantially altering its structure, or resulting in the partial or total loss of the hedge, thereby forcing the Company to assume new obligations, commitments or changes in its cash flows in a manner that affects its liquidity (e.g., margin calls). Description of the impact of such financial derivative transactions on the Company’s results or cash flows.

As of the date hereof, no circumstance or event has given rise to a significant change in the structure of a financial derivative transaction, caused it to be used other than as originally intended, or resulted in a partial or total loss of the relevant hedge requiring that the Company assume new obligations, commitments or variations in its cash flow such that its liquidity is affected.

Description and number of financial derivatives maturing during the quarter, any closed positions and, if applicable, number and amount of margin calls experienced during the quarter. Disclosure as to any default under the relevant contracts.

1.
During the relevant quarter, three "Coupon Swap" agreements through which Grupo Televisa, S.A.B. ("Televisa") exchanged the payment of coupons denominated in U.S. Dollars for a notional amount of U.S.$ 1,500,000,000.00 (One Billion Five Hundred Million Dollars 00/100) of the Bonds maturing in 2025, 2032 and 2040 for coupons in Mexican pesos for such notional amount in pesos, expired. These instruments were entered in January and March 2012 and the flows were realized in July and September 2012, the dates which such instruments expired.

2.
Also, during the quarter, three “Knock-out Option Calls” agreements through which Grupo Televisa, S.A.B. (“Televisa”) hedged against severe Mexican Peso depreciation for a notional amount of U.S.$52,500,000.00 (Fifty Two Million Five Hundred Thousand Dollars 00/100) by paying premiums, expired. These options were entered in December 2011, and expired with “Televisa” not exercising them in July and September 2012.

Likewise there were no defaults or margin calls under financial derivative transactions.

v.           Quantitative Information. Attached hereto as Table 1 is a summary of the financial derivative instruments purchased by Televisa, Corporación Novavisión, S. de R.L. de C.V. and Televisión Internacional, S.A. de C.V., whose aggregate fair value represents or could represent one of the reference percentages set forth in Section III (v) of the Official Communication.

IV. SENSITIVITY ANALYSIS

Considering that the Company has entered into financial derivative transactions for hedging purposes, and given the low amount of the financial derivative instruments that proved ineffective as a hedge, the Company has determined that such transactions are not material and, accordingly, the sensitivity analysis referred to in Section IV of the Official Communication is not applicable.

In those cases where the derivative instruments of the Company are for hedging purposes, for a material amount and where the effectiveness measures were sufficient, the measures are justified when the standard deviation of the changes in cash flow as a result of changes in the variables of exchange rate and interest rates of the derivative instruments used jointly with the underlying position is lower than the standard deviation of the changes in cash flow of the underlying position valued in pesos and the effective measures are defined by the correlation coefficient between both positions for the effective measures to be sufficient.

TABLE 1
GRUPO TELEVISA, S.A.B.
Summary of Financial Derivative Instruments as of
September 30, 2012
(In thousands of pesos/dollars)
Type of Derivative, Securities or Contract	Purpose (e.g., hedging, trading or other)	Notional Amount/Face Value	Value of the Underlying Asset / Reference Variable		Fair Value			Collateral/ Lines of Credit/ Securities Pledged
			Current Quarter	Previous Quarter(5)	Current Quarter D(H) (4)	Previous Quarter D(H) (5)	Maturing per Year
Coupon Swaps (1)	Hedging	Ps. 7,644,600 / USD 600,000	USD 600,000 6.625% / 6.5896%	USD 1,500,000 6.625% / 8.50%	2,343	24,022	Semiannual interest 2013	Does not exist (6)
Interest Rate Swap (2)	Hedging	Ps. 1,400,000	TIIE 28 days + 24bps / 8.415%	TIIE 28 days + 24bps / 8.415%	(149,036)	(159,356)	Monthly interest 2012-2016	Does not exist (6)
Interest Rate Swap (1)	Hedging	Ps. 2,500,000	TIIE 28 days / 7.4325%	TIIE 28 days / 7.4325%	(234,125)	(242,622)	Monthly interest 2012-2018	Does not exist (6)
FX Options (1)	Hedging	USD 285,000	USD 285,000	USD 337,500	6,066	35,998	2012 - 2014	Does not exist (6)
Interest Rate Swap (3)	Hedging	Ps.1,300,000	TIIE 28 days / 5.032%	TIIE 28 days / 5.032%	(59)	(3,167)	Monthly Interest 2012-2016	Does not exist (6)
Forward (3)	Hedging	USD 11,000 / $145,851	USD 11,000 / $145,851	-	(3,319)	-	2012 - 2013	Does not exist (6)
				Total	(378,130)	(345,125)

(1)	Acquired by Grupo Televisa, S.A.B.
(2)	Acquired by Corporación Novavisión, S. de R.L. de C.V.
(3)	Acquired by Televisión Internacional, S.A. de C.V.
(4)	The aggregate amount of the derivatives reflected in the consolidated balance sheet of Grupo Televisa, S.A.B. as September 30, 2012, included in the relevant SIFIC, is as follows:

11060020	FINANCIAL DERIVATIVE INSTRUMENTS	Ps.	3,372
12080010	FINANCIAL DERIVATIVE INSTRUMENTS		5,037
21060020	FINANCIAL DERIVATIVE INSTRUMENTS		(3,319)
22050010	FINANCIAL DERIVATIVE INSTRUMENTS		(383,220)

		Ps.	(378,130)

The financial derivatives shown in the above table are those whose aggregate value could represent 5% of the consolidated assets, liabilities or capital, or 3% of the consolidated sales, of Grupo Televisa, S.A.B., for the most recent quarter.

(5)	Information for the second quarter of 2012.
(6)	Applies only to implicit financing in the ISDA ancillary agreements identified as “Credit Support Annex”.

STOCK EXCHANGE CODE: TLEVISA                                                                              QUARTER: 03              YEAR: 2012
GRUPO TELEVISA, S.A.B.

   DECLARATION OF THE REGISTRANT´S OFFICERS, RESPONSIBLE FOR THE INFORMATION.

WE HEREBY DECLARE THAT, TO THE EXTENT OF OUR FUNCTIONS, WE PREPARED THE INFORMATION RELATED TO THE REGISTRANT CONTAINED IN THIS QUARTERLY REPORT, AND BASED ON OUR KNOWLEDGE, THIS INFORMATION FAIRLY PRESENTS THE REGISTRANT´S CONDITION. WE ALSO DECLARE THAT WE ARE NOT AWARE  OF ANY RELEVANT INFORMATION THAT HAS BEEN OMITTED OR UNTRUE IN THIS QUARTERLY REPORT, OR INFORMATION CONTAINED IN SUCH REPORT THAT MAY BE MISLEADING TO INVESTORS.
.

/s/ EMILIO AZCÁRRAGA JEAN PRESIDENT AND CHIEF EXECUTIVE OFFICER	/s/ SALVI FOLCH VIADERO CHIEF FINANCIAL OFFICER

/s/ JOAQUÍN BALCÁRCEL SANTA CRUZ
VICE PRESIDENT - LEGAL AND
GENERAL COUNSEL

MÉXICO, D.F., OCTOBER 25, 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: November 2, 2012	By:	/s/ Joaquín Balcárcel Santa Cruz
		Name:	Joaquín Balcárcel Santa Cruz
		Title:	General Counsel